Exhibit 99.1

2018 Corporate Social Responsibility Report

of China Life

Contents

Message from Chairman		1

About Us		3

(I)	Company Profile	3

(II)	Corporate Culture	4

(III)	Honors	5

Corporate Governance		7

Risk Management and Compliance		9

(I)	Sticking to the Baseline of Preventing Risks	9

(II)	Reinforcing Compliant Operation	10

Responsibility Management		11

(I)	Concept of Social Responsibility	11

(II)	Identification of Substantive Topics	12

(III)	Communication with Stakeholders	13

Chapter I Support Economic Growth and Return to Our Original Purpose		15

	Our opportunities and challenges	15

	Our strategies and actions	15

(I)	Supporting State Strategies	16

(II)	Embracing science and technology revolution	18

(III)	Leading the Development of the Industry	19

Chapter II Good Faith and Customer Foremost		20

Our opportunities and challenges		20

Our strategies and actions		20

(I)	Promoting the Upgrading of Services	21

(II)	Optimizing Customer Experience	22

(III)	Protecting Consumer Rights	24

I

Chapter III Remain True to Original Aspirations and Repay the Society	25

Our opportunities and challenges		25

Our strategies and actions		25

(I)	Implementing Poverty Alleviation	26

(II)	Enhancing People’s Livelihood and Well-Being	30

(III)	Carrying out Public Welfare Activities	34

Chapter IV Ecological Civilization and Green Development		36

Our opportunities and challenges		36

Our strategies and actions		36

(I)	Adhering to Green Operation	39

(II)	Implementing Electronic Service	41

Chapter V Center on People to Realize Promising Future		43

Our opportunities and challenges		43

Our strategies and actions		43

(I)	Protecting the Rights & Interests of Employees	44

(II)	Promote Employees Growth	46

(III)	Caring for Employees	48

Table of KPI	50

Statistical Table of China Life for Targeted Poverty Alleviation in 2018	52

About the Report	61

Feedback Form	62

II

Message from Chairman

In the breeze of the spring, I’d like to, on behalf of the Board of Directors, report to all shareholders and all walks of life on China Life’s practices in corporate social responsibilities.

The previous year was the starting year for the implementation of the spirit of the 19th CPC National Congress and the 40th Anniversary of the Reform and Opening-Up. It witnessed the remarkable achievements of China’s economic growth. Led by the Party Central Committee headed by Xi Jinping, China entered into a brand new stage of high-quality economic and social development. The year of 2018 also marked a great step forward of China Life. Forging ahead against the complex external climate, we secured the overall stable growth and presented new outcomes in high-quality development. China Life placed its responsibilities and the people at the center and played an active role in supporting state strategies and social management.

We deepened the reform and innovation to drive up high-quality development. China Life, the first triple-listed life insurance company of the country, always prioritizes the operating guideline of “stressing value, intensifying team building, optimizing structure, stabilizing growth and preventing risks”. We kept perfecting the governance structure to drive up high-quality development and create added values for shareholders, customers, employees, partners and more stakeholders. In the year, our total asset value hit RMB 3 trillion and total premium income RMB 535,826 million. Our nationwide network consisted of over 20,000 subsidiaries and outlets, 100,000 employees and 1.772 million channel sales agents. As the end of 2018, we possessed 285 million valid long-term insurance policies, annuity contracts and long-term health insurance policies for individuals and groups as well as accident insurance and short-term health insurance policies and services. We also provided various types of insurance coverage to more than 500 million customers, suggesting the amount at risk totaled RMB 25 trillion. Our sound operation and management results brought high recognition by all walks of life and the capital market. We received a series of honors including the 5th place among World Brand Lab’s 2018 (15th) China’s 500 Most Valuable Brands1, 2018 Ark Award for Insurance Company of High-quality Development and the 2018 Most Respected Asian Company. We further escalated our brand value and ranked 35th among the 2018 Forbes Global 2000 public companies.

We played an important role in economic growth and social development. An explorer and pioneer in China’s life insurance trade, we always adapt our pace to the overall economic and social development. We keep pace with times, guide industrial innovations, and give all support to education, elderly care, medical services and social assistance undertakings. In 2018, we gave full play to the role of insurance in risk coverage and economic and social stability, and contributed to the sound, harmonious economic and social development and the growth of the insurance industry. We safeguarded the bottom line of zero systematic

[1]	Award was presented to China Life Insurance (Group) Co. Ltd, of which China Life is a core member entity.

risk and the comprehensive solvency sufficiency is 250.56%. Staying true to our founding mission and stressing our major businesses, we actively responded to the state’s approach to the supply structure reform and the new urbanization, gave full support to regional development strategy and industrial planning, and provided insurance support to the ecological, environmental and various tasks in close relation to national economy and people’s livelihood. We also took the lead in serving the real economy and stood as an important financial force in this regard.

We shouldered due social responsibilities for people’s livelihood. China Life is the leader in China’s life insurance sector and in exercising corporate social responsibilities. We made full use of our resources to improve living standards and probe into effective financial means of poverty alleviation. In line with the principle of targeted, sustained and reproducible practices, we gave wholehearted supports to poverty alleviation and the moves to a moderately prosperous society in all respects. In answer to the state’s call for targeted poverty alleviation, we made down-to-earth practices from the aspects of product, industrialization, e-commerce and charity. As of the end of 2018, we have launched 240 major disease insurance projects at 31 provincial subsidiaries covering 400 million urban and rural population, of which 28 million received compensation totaling RMB 60 billion. In the year, we put on market 37 products of four series for poverty alleviation, and donated RMB 36.5million to the poverty relief campaigns in Yunxi County and Danjiangkou City of Hubei, Tiandeng County and Longzhou County of Guangxi and Ulaanchab City of Inner Mongolia. We also assigned 600 representatives to poverty-stricken villages. Staying true to our founding mission, we played an active role in the charity cause. In the year, our donation valued RMB 193 million in total. We’d been raising 1,104 disaster-orphaned children for ten years and the financial assistance to whom totaled RMB 47 million as of the end of 2018. We also sponsored the 9th “Summer Camp of Love” in a row to help the orphans with mental care. For a decade or more, China Life has been dedicating itself to China’s charity undertaking.

We spared no efforts to build a Digital China Life and improve customer experience. Boasting hundreds million customers, China Life always honors its commitment of “a trustworthy insurer” and places its customers at the center. We continuously perfect our services, improve customer experience, and satisfy their insurance needs. In the year, we strengthened innovations of products, services and technology. We intensified application of the Internet, Big Data and AI to our operation and management and brought the convenience of new technologies for customers. We developed product portfolios and series to meet customers’ needs for health, accident coverage and old-age care, which elaborated the idea of “good faith and customer foremost” services. In 2018, China Life laid 15,700 newly-added Internet line, provided 66,000 sets of intelligent equipment, and built up more than 20,000 smart and wireless connected digital service outlets suitable to multiple scenarios, and 3,475 real-time interactive service command & dispatching centers. The total number of registered users on China Life Insurance APP2 and official website increased by 62.9% year-on-year We adopted AI, Big Data and cloud technologies to link up corporate users, customer service and products through the “product + telephone + Internet” service line, China Life Insurance APP and the WeChat official account. We gave high priority to consumer protection. In the year, we saw pleasant improvements in customer satisfaction and loyalty, up 1.44% and 3.60% year on year respectively.

We enhanced team building to redouble the human-powered driving force. China Life takes human capital as the most valuable treasure, we give high priority to creating opportunities for the employees. In the years, we took practical measures to safeguard employees’ rights and interests. We cared about their lives, and helped them in self-development. We made all efforts to build a dynamic, effective and highly competent management team to shape a fair, harmonious and healthy climate for the development of employees. We stressed both the career and life of employees. We organized diverse recreational and sports activities, and introduced the “Passionate China Life” series to the entire Group to cheer them up in the high-quality development of the Company.

Accomplishments are new starting points. In 2019, the country will celebrate the 70th anniversary of the People’s Republic of China and kick off a vital step to a moderately prosperous society in all respects, while the insurance industry will embrace new development opportunities. China Life will, upholding Xi Jinping’s thought of “Socialism with Chinese Characteristics for a New Era” and the spirit of the 19th CPC National Congress, set high-quality development as the fundamental goal and development as the priority, speed up reform and transformation, and march on the development path with its own characteristics towards a world-class life insurance company that guards people’s happy life. Ambition leads to success. China Life and its one million employees will keep forging ahead to our common dream, hand in hand leap forward to new highs, and with remarkable achievements solute the county’s 70th birthday.

Wang Bin

[2]	China Life e-Bao was officially renamed China Life Insurance APP on February 28, 2019.

About Us

(I) Company Profile

China Life Insurance Company Limited (hereinafter “China Life”, “the Company”, or “we”, as the case may be) is a life insurance company which was registered and incorporated in Beijing, China on June 30, 2003 in accordance with the Company Law of the People’s Republic of China and the Insurance Law of the People’s Republic of China. It is China’s first financial & insurance company triple-listed in New York, Hong Kong and Shanghai respectively on December 17 and 18, 2003 and on January 9, 2007.

In 2018, China Life brought in RMB 535.826 billion of insurance premium income, placing it in the first place of Chinese life insurance industry. The Company had with coverage of the country’s more than 20,000 branches and outlets and hired over 100,000 employees and a sales force of 1.772 million people in various sales channels. As of the end of 2018, China Life had RMB 3.25 trillion worth of total assets, providing various types of insurance coverage to more than 500 million customers and possessed 285 million valid long-term insurance policies, annuity contracts and long-term health insurance policies for individuals and groups as well as accident insurance and short-term health insurance policies and services. China Life also provided accident insurance and short-term health insurance policies and services for individuals and groups.

Staying true to its founding mission, China Life dared to surge ahead the Reform and Opening-up and won high recognition in the capital market. In 2018, it won such honors as the 2018 Best Life Insurance Company of Asian, the Excellent Life Insurance Company, the Ark Award for High-quality Development, the Award for Excellent Brand, Pioneer Institution of Targeted Poverty Alleviation, among others. The Company saw its name ranking 35th among the 2018 Forbes Global 2000 public companies. It had been on the list for 15 years. China Life was also included into the Fortune Global 500 List3 for 16 years in a row, a record of China’s insurers. In 2018 it rocketed from 51st to 42nd and stood No. 11 among Chinese enterprises. Among the World Brand Lab’s 2018 World’s 500 Most Influential Brands4, China Life jumped four places up to 139th. Its 12 medals in a row is also a record in China’s insurance industry. Among the China’s 500 Most Valuable Brands5, also released by the World Brand Lab, China Life stood at 5th and led all pears, boasting a brand value at RMB 325.372 billion, increasing RMB 38.216 billion over 2017.

China Life rankings at Fortune Global 500 List

Fortune Global 500 List 2018

42th in 2018, up 248 places in 16 years

2018 World’s 500 Most Influential Brands

139th, up 167 places in 12 years

2018	Premium income	RMB 535.826 billion
	Claim settlement case	14 million +
	Compensation paid	RMB 174.439 billion
	Number of customers received maturity benefit payment	2,449,816
	Amount of maturity benefit payment	RMB 74.738 billion

As of the end of 2018	Total assets	RMB 3.25 trillion
	Number of policies	285 million
	Number of customers served	500 million +
	Number of affiliates and service outlets distributed all over the country[6]	20,586
	Amount at risk validly underwritten	RMB 25 trillion

[3]	Award was presented to China Life Insurance (Group) Co. Ltd, of which China Life is a core member entity.
[4]	Award was presented to China Life Insurance (Group) Co. Ltd, of which China Life is a core member entity.
[5]	Award was presented to China Life Insurance (Group) Co. Ltd, of which China Life is a core member entity.
[6]	including the HQ, provincial branches, central subsidiaries, subsidiaries, business departments and marketing outlets

(II) Corporate Culture

Core philosophy	Fulfill ourselves to benefit others Fulfill others to benefit ourselves

Our vision	To be a first-class international life insurance company

Our spirit	Toughness, aggressiveness, cooperation, dedication, discipline

Motto	China Life, a trustworthy insurer that knows you better

Operating guideline	Compliant and innovation-driven

Service guideline	Good faith and customer foremost

Talent guideline	Human-centered, integrity and ability

(III) Honors

Granted by	Award

Forbes	35th among Forbes 2018 Global 2000

Fortune	42nd among Fortune Global 500 List 2018[7]

World Brand Lab	139th among 2018 World’s 500 Most Influential Brands[8]

World Brand Lab	5th among China’s 500 Most Valuable Brands[9]

WPP and Kantar	79th among BrandZ Top 100 Most Valuable Global Brands 2018[10]

21st Century Business Herald 21st Century Asian Financial Competitiveness Rankings	2018 Best Life Insurance Company of Asia

China Internet Information Center 2018 China.org.cn Poverty Alleviation Financial Institution Rankings	Pioneer Institution of Targeted Poverty Alleviation

Financial Times Gold Medal Award for Chinese Financial Institutions	Golden Dragon for 2018 Best Life Insurance Company

Chinese Enterprise Research Center of Tsinghua University and National Business Daily	26th among 2018 Top 100 Brand Value of Chinese Listed Companies, 6th among 2018 Top 25 Financial Institutions of Brand Value of Chinese Listed Companies

Securities Times	2018 Ark Award for Insurance Company of High-quality Development

National Business Daily 2018 Chinese Insurance Billboard	Excellent Life Insurance Company

Shanghai Securities News 2018 Golden Wealth Management	Excellence Award for Insurance Coverage Brand

Investor Journal Weekly 2018 Insurance Pioneers	Vanguard of Insurance Power Award

China Consumer Journal	2018 Excellent Enterprise of Consumer-oriented Practices

JRJ.com 2018 Financial Leaders of China Awards	Excellent Brand Award

[7]	Award was presented to China Life Insurance (Group) Co. Ltd, of which China Life is a core member entity.
[8]	Award was presented to China Life Insurance (Group) Co. Ltd, of which China Life is a core member entity.
[9]	Award was presented to China Life Insurance (Group) Co. Ltd, of which China Life is a core member entity.
[10]	Award was presented to China Life Insurance (Group) Co. Ltd, of which China Life is a core member entity.

hexun.com 16th China’s Financial Annual Champion Awards	2018 Vanguard in Poverty Alleviation through Insurance

Finance.china.com.cn and insure123.cn 2018 China Ding Insurance Industry Awards	Best Insurance Brand of the Year

Customer Contact Center Standard Committee (CCCS)	2017-2018 Best Customer Contact Center of China

China Insurance Industry Billboard Committee and Insurance Culture	2018 Top 10 Comprehensively Competitive Chinese Personal Insurance Companies and Most Valuable Insurance Brand of the Year

People’s Daily, China Economic Weekly, China Economics Academy, cewwely.cn	Top 100 Independent Brand of China in Public Satisfaction in the 40th Anniversary of the Reform and Opening-up

National Business Daily, Beijing Insurance Research Institute, Deloitte (China), BGG Chinese Insurance Billboard in the 40th Anniversary of the Reform and Opening-up	Excellent Life Insurance Company

Chinese Institute of Business Administration	Excellent Enterprise of Sustainable Brand Dissemination

Insurance Association of China	Award for Poverty Alleviation through Insurance and Award for Best Activity, 2018 Publicity Competition of Insurance Industry

cfbond.com 2018 China Insurance Golden Swallow Award	Outstanding Contribution Award in the 10th Anniversary of Wenchuan Earthquake, Award for Best Popularity of the Year

yidianzixun.com 2018 Warm Financial Brands	Award for Targeted Poverty Alleviation Practices

8th China Charity Festival Organizing Committee	2018 Charity Entity Award, Charity Program Award

people.com.cn 1st Good Insurance Products nomination	2018 Most Welcomed Disease Insurance Product—China Life Happiness (Premium Version) , 2018 Most Welcomed Life Insurance Product—“Xinxiang Jinsheng (B)”

Financial Money 9th Golden Pixiu Awards	Best Market Influential Financial Product of the Year—China Life Happiness (Premium Version)

Red Cross Society of China	China Life Charity Foundation— Caritas Medal by Red Cross Society of China

Corporate Governance

As a company listed in New York, Hong Kong and Shanghai, China Life regards it as a core objective to build a corporate governance system that features a rational structure, sound mechanism, tight-knit systems and efficient operations, continuously propels corporate governance, strictly fulfills the obligation of information disclosure, never stops at enhancing corporate transparency, and actively serves the large number of target audience of the capital market, thereby forming a corporate governance system with unique characteristics.

We strictly observed the regulatory provisions and listing rules of the places where the Company is listed and took effective measures to improve the operation efficiency of the board of directors, strengthened the communications and exchanges with target audience of the capital market, standardized and improved the system and process of information disclosure, and enhanced the operation transparency of the Company. We made sure that the investors, especially the small and medium investors, are entitled to the information of the Company on an equal footing and that the shareholders’ meeting, the board of directors and the board of supervisors operate in strict compliance with relevant rules of procedure. In 2018, the Company was granted by China Association for Public Companies the “2017 Investor-respected Public Company” and the “Excellent Research Award” for its theoretic study on Board of Supervisors regime. In 2018, the Company held two Shareholders’ Meetings, seventeen Board of Directors meetings and six Board of Supervisors meetings.

(Note: The notices on the resolutions adopted at the above meetings were carried in China Securities Journal, Shanghai Securities News, Securities Times and posted at the website of SSE, HKEX News website of Hong Kong Exchanges & Clearing Limited and the website of the Company.)

Fig.: Governance Structure of China Life

China Life continuously perfected corporate governance in line with regulatory requirements. We spared no efforts to further improve corporate transparency through expanding the range and channel of information disclosure, and strengthened communication with current and potential investors to help them better understand and agree with the Company.

Innovative investor relationship management: China Life formulated the Rules on Investor Relationship Management and the Management Measures for Investor Relationship Channels to improve the investor relationship management regime. We launched a WeChat Official Account and WeChat Mini Program, the innovative channel to make available information on our notices and performance results. In 2018, we released 256 notices through WeChat. We organized a number of activities including that on the roadshow page of sse.com for investors, small- and medium-sized investors’ visits to listed companies, investors and analysts’ visits to China Life branches, online roadshows, among others. We also held over 500 meetings with investors and analysts.

The Company was awarded the 2018 Most Respected Asian Company by US authoritative financial magazine Institutional Investor, the 2018 Golden Wing Award and 2018 Top 100 Chinese Listed Companies by Securities Times. In particular, the 2018 Most Respected Asian Company was first given to a state-owned insurer, implying high recognition of the Company’s investor relationship management.

Improved information disclosure system: In 2018, China Life attached continuous importance to its information disclosure system and compliance with regulatory rules to this end. To help investors especially small- and medium-sized ones better understand such core information as our development strategy, business progresses and important matters, we introduced charts and images to regular reporting pages for better visual interpretation, and indexed operating highlights during the reporting period and ad hoc bulletins of the year for easy access to our performance results. We provided more information and in-depth analysis in regular and ad hoc reports which helped investors in decision-making. We also consolidated the information disclosure structure. Frequent internal trainings were organized, and timely studies made on new home and abroad regulatory rules as well as tough issues. Moreover, we tightened insider registration and inside information confidentiality to safeguard investors’ legitimate rights and interests and ensure information disclosure in a just, fair and open fashion.

For more information under this section, please refer to 2018 Annual Report of China Life Insurance Company Limited.

Risk Management and Compliance

China Life honestly observed the spirits of the 19th National Congress of the Communist Party of China, the National Conference on Financial Work and CBIRC regulatory papers. Adapted to the new regulatory climate, the Company further consolidated its risk and compliance management system. We fully implemented risk management strategies, policies and regulations, set up the overall risk management structure, and reviewed and refined risk management rules. We took various measures to safeguard the bottom line, carried out operation in compliance with laws and regulations, and pushed forward anti-corruption works, thus laid a solid political foundation for the growth of the Company.

(I) Sticking to the Baseline of Preventing Risks

The report of the 19th National Congress of the Communist Party of China requires us to prevent and mitigate serious risks and safeguard the “zero systematic risk” bottom line. China Life, as a triple-listed insurance company, attaches great importance to risk control. We loyally observed state policies and gave high priority to the prevention of systematic risks. We set higher bars for compliant operation, and well coped with series of challenges like maturity benefit payment. We made in-depth screening to prevent operating risks, and upgraded risk control from mitigation to prevention. The comprehensive solvency sufficiency is 250.56% and was honored the “ballast stone” of the insurance industry.

Investment risk management: China Life always emphasizes on investment risks and observes regulatory requirements. In the year, we stressed long-term value and were prudent about investment. Known as the “investment stabilizer” in the insurance sector, we provided good practices for managing insurance funds, preventing systematic risks and securing the permanent stability of the capital market.

Credit risk management: In addition to the credit risk limits for counterparties, countries and industries, we formulated the credit risk limits for regions. This was an approach to satisfying external regulation and to standardizing the Company’s risk management system and achieving risk management objectives.

Fraud risk management: We amended the Measures of China Life Insurance Company Limited for against Insurance Fraud which identifies the categories of insurance fraud control, streamlined the organizational structure of fraud risk management, and refined requirements on fraud risk data analysis and information reporting to effectively prevent/mitigate insurance fraud risks and protect customers’ legitimate rights and interests. We created the industry’s first AI-based critical illness insurance fraud risk evaluation module featuring more accurate and effective risk identification. This is a leap-forward to smart and automatic fraud risk control in the life insurance circle. The project was granted the Xinghe Award at the Big Data Industry Conference 2018, and the first prize of 2018 Typical Cases of IT Development in China Insurance Industry in September.

Smart risk control system

Maintenance

•	Before event: intensified applicant verification by means of information check, SMS and face recognition.

•	During event: rigid authentication by new technologies such as e-signature .

•	After event: process supervision & review to standardize operation behavior at the basic level, enhance operation compliance management and better prevent authenticity risk.

Claim settlement

•	Before event: automatic comparison between claim and compensation history to minimize repeated compensation.

•	During event: automatic high risk identification, risk rules are applied to all processes and subject to front-end configuration and customization.

•

After event: manual random review and manual rectification to prevent payment errors. In total, 2.87 million cases were handled through the full-automatic processes subject to the full-process risk control.

(II) Reinforcing Compliant Operation

In response to CPC Central Committee’s decisions and plans on rigorous Party governance, we stressed disciplines and regulations and intensified the accountability mechanism. We spared no efforts to eliminate the “four undesirable working styles” and strengthen Party conduct and clean governance to ensure the sound and sustainable development of the Company. We also kept refining the discipline inspection and supervision teams. In 2018, we organized various inspections totaling 1,478 days and involving 125 disciplinary inspectors from branches.

IPR protection We formulated the Administrative Measures of China Life Insurance Limited for the Protection of Intellectual Property Right in reference to the Trademark Law of the People’s Republic of China, the Copyright Law of the People’s Republic of China, the Patent Law of the People’s Republic of China and the Anti-Unfair Competition Law of the People’s Republic of China. We also established/perfected internal mechanisms for IPR management and protection to better protect our IPR fruits and foster the sound IRP management and protection regime.

Audit and rectification In the light of the Opinions of the State Council on Strengthening Audit Works and the Work Procedures on Internal Audit of Insurance Institutions, we identified the guideline “risk is vital and compliance brings values” under which we established the all-round supervision mechanism involving the discipline and inspection, the Board of Supervisors, risk and compliance and audit departments to urge all subsidiaries to improve compliant operation and management.

Reinforcing Compliant Operation

Administrative rules: we set up the money laundering risk control system centered on the Measures for the Administration of Anti-money Laundering Work in the Insurance Sector. The system covers money laundering risk evaluation and categorization, customer identity, customer ID information and transaction history archive, large-amount/suspicious transaction identification and reporting, emergency treatment of severe money laundering cases, among others.

Administrative system: We made clear the money laundering responsibilities, administrative measures, evaluation bases and accountability mechanism, and upgraded the money laundering information system features.

Awareness building: We organized anti-money laundering education campaigns to raise the awareness among all employees.

Day-to-day duties: We emphasized customer identity, customer ID information and transaction history archive and risk rating processes. Customers of high risks were subject to special control, and large-amount/suspicious transactions were immediately reported to regulators. We also had reporting mail and telephone taken care by dedicated staff. All reports were kept confidential.

Screening and rectification In response to PBOC inspections and visits, we made internal risk screenings to rectify all weaknesses in internal control, money laundering risk evaluation and management.

For more information under this section, please refer to 2018 Annual Report of China Life Insurance Company Limited.

Responsibility Management

China Life is faithful to its core philosophy: to “fulfill ourselves to benefit others and fulfill others to benefit ourselves”, and attaches great importance to corporate social responsibility (CSR). It actively probes into a business mode benefiting both itself and the society, which is well explained by its contributions to social equity in elderly care, medical services, social assistance and education.

(I) Concept of Social Responsibility

Concept of social responsibility: “Remain people-oriented, care for life, create value, and serve the society”.

(II) Identification of Substantive Topics

This report has identified the core CSR topics of China Life on the basis of the focuses and needs of stakeholders, the studies of macro State policies, analysis of domestic and foreign CSR standards, the development strategy and planning of the Company, industrial comparison and interview investigation of stakeholders, with consideration given to “degree of attention from stakeholders” and “degree of importance for the development of the Company”.

Identification	• Macro State policies • Development strategy and plan of the Company • Analysis of domestic and foreign standards for social responsibility • Comparison with industrial standard
Sequencing	• Influence on the Company: Importance of strategy and business • Influence on stakeholders: Social trend and degree of importance
Review	• Review by departments • Review by the management of the Company • Review by social responsibility experts
Confirmation	• Confirm the key topics of various fields and compile the report

Fig: Matrix of the Substantive Topics of China Life

(III) Communication with Stakeholders

Stakeholders	Expectations & Appeals	Mode of Communications

Government and Regulators	• Operate in compliance with laws and regulations • Pay taxes according to laws • Create job opportunities • Serve the national strategy • Prevent risks	• Work report and communications • Documents and special reports on participation in meetings and major activities • Accept supervision

Shareholders	• Create stable returns • Improve corporate governance • Strengthen investor relationship management • Disclose information in a timely, accurate and complete manner	• Shareholders’ meeting • Regular announcements and roadshows • Press conferences • Meeting of analysts • Arrange investors and analysts to survey branches and subsidiaries

Customers	• Good faith and quality services • Satisfactory customer experience • Rich insurance products • Protect legitimate rights and interests

•  Smart service processes

•  Survey of customer demand/satisfaction

•  Product presentations

•  Service hotline

•  Handling of customer complaints

•  Characteristic customer activities and value-added services

Stakeholders	Expectations & Appeals	Mode of Communications

Employees	• Safeguard basic rights and interests • Assurance for salary and benefits • Occupational health and safety • Career advancement and development • Care for employees

•  Pay wages in full and on time

•  Congress of workers and staff

•  Employees symposiums

•  Training of employees

•  Help needy employees

•  President’s letter box

•  Investigate the needs and satisfaction of employees

Partners	• Fair competition • Good faith and mutual benefit	• Investigate the needs and satisfaction of employees • Sign cooperation agreements • Morning sessions and symposiums of sales agents • Special surveys and lectures • Survey of related parties

Environment	• Climatic changes • Energy saving and emission reduction • Integrated utilization of resources • Green offices	• Publicity about environmental protection • Disclosure of environmental information • Public welfare activities of environmental protection • Green Buildings • Electronic Service Process

Community & Public	• Promote local employment • Take part in public welfare programs • Drive community economy • Targeted Poverty Alleviation • Serve people’s livelihood

•  Community communications and survey

•  Carry out public welfare activities

•  Volunteer services

•  Disaster relief

•  Insurance for poverty alleviation, e-commerce poverty alleviation, donations for medical care

•  Develop health insurance and inclusive insurance

Chapter I Support Economic Growth and Return to Our Original Purpose

Our opportunities and challenges

  Goal 8: Decent work and economic growth. Promote inclusive and sustainable economic growth, employment and decent work for all.

Goal 9: Industries, innovation and infrastructure. Infrastructural investment is vital to sustainable development.

Our strategies and actions

•	We made use of our advantages in the insurance industry to support the Belt & Road initiatives, promote harmonious regional development and boost high-quality economic development.

•	We intensified resource input into technical innovation to serve the Technology-Enabled China Life strategy.

•	We made industrial studies to guide the insurance sector towards tight risk control and faster, better economic growth.

“Development is the underpinning and the key for solving all our country’s problems; our development must be sound development. We must pursue with firmness of purpose the vision of innovative, coordinated, green, and open development that is for everyone.”

— the 19th National Congress of the Communist Party of China

(I)	Supporting State Strategies

We played an active role in the development of China’s real economy. We financed a number of key State strategies including the Yangtze Delta Integration and the development of Guangdong-Hong Kong-Macao Greater Bay Area. We also involved in state key infrastructural projects and people’s livelihood projects through creditor’s investment plan, equity investment plan, project asset supporting plan, trust plan and privately-offered fund, aiming to become an important financial power behind major state strategies.

Supports to major state strategies

Yangtze Delta Integration: We sponsored the establishment of Suzhou Foundation, Wuxi Foundation and Jiading Foundation as new approaches to local infrastructural development.

Guangdong-Hong Kong-Macao Greater Bay Area: We launched Guangzhou Urban Development Investment Project, Guangkai Project, and set up Guangzhou Foundation to support local infrastructural development and hi-tech industry of Guangzhou.

Major projects and constructions: We intensified investment in local infrastructure, new urbanization and shanty town reconstruction through various forms, e.g. establishment of creditor’s right and equity investment plans. In terms of local infrastructural development, we gave support to Hexi Corridor clean energy development by sponsoring the China Life Investment—GEPIC Creditor’s Investment Plan focusing on new energy export to foster comprehensive energy development in the region. We also assisted shanty town reconstruction projects in Beijing, Wuhan and Changsha through creditor’s investment plans.

Case: infrastructural investment in cooperation with Gansu Provincial Highway Aviation Tourism Investment Group Co. Ltd.

We joined hands with HATG in two co-investments totaling over RMB 4 billion in the construction of Weiyuan (Luyuan)-Wudu (Liangshui) section of state highway G75. G75 is an important part of China’s highway network, and an important link between Northwestern and Southwestern China. The investment is a significant approach of China Life to support real economy, social security and people’s livelihood and the Belt & Road initiatives by playing its integrated financial powers.

Case: Shandong new-old kinetic energy conversion

In 2018, China Life planned to kick off founding and investment management for the significant project that would boost the province’s economic transformation. Through privately-offered equity right investment fund, it expected to raise RMB 5 billion. The fund will focus on Shandong’s Top 10 industries, i.e. strategic, emerging industries such as new-generation IT, high-end equipment manufacturing as well as tourism, recreation, culture, modern finance.

Case: the first project of financing an entity by the collective insurance industry

China Merchants Steam Navigation Co., Ltd. is a leading enterprise in China’s shipping industry and a foregoer in the Belt & Road initiatives and international capacity cooperation. China Life’s over RMB 1 billion subscription of the CMSN Equity Investment Plan sponsored by China Insurance Investment Company Ltd., an indirect investment in CMSN equity with specific distribution clauses, injected equity funds into CMSN against the shipping market depression. The project is the first project of financing an entity by the collective insurance industry. It is a good attempt to industry-finance cooperation between an insurance institution and an enterprise entity, and a new approach to supporting the Belt & Road initiatives.

(II) Embracing science and technology revolution

In 2018, we persisted in the service philosophy of “Good Faith and Customer Foremost”, gathered the company’s offline strength accumulated over the years, and endeavored to build the China-Life-featured sci-tech and finance ecology. By cultivation of timely, smart and customized service model with online-offline combination and effective interaction between frontend and backend, we are dedicated to offering more advanced, flexible and efficient service experience to our customers, and promoting the accessibility of insurance to the massive people.

Achievements of digitalization

All-round connectivity	China Life closely follows science and technology development and applies the Internet of Things to the digitalization of offline service sites by newly adding 15,700 Internet lines, 66,000 sets of intelligent equipment, more than 20,000 smart and wireless connected digital service outlets suitable to multiple scenarios, and 3,475 real-time interactive service command & dispatching centers that provide local, convenient and tailor-made services to more than 500 million customers.
Digital platform	China Life has built up the corporate-level digital platform of all-round openness and online-offline combination that provides customers and service staffs with innovative online tools as well as all-covering customer protection services. We applies the Big Data to better analyze customer demand, and designs and develops multi-layer serial insurance products; we establishes the online networking cards of sales persons that clearly demonstrate the service duration, number of served customers and quality of the relevant service staffs so as to consolidate the mutual trust and interaction. In addition, we gathers partners and service resources by the platform to jointly build digital ecology, i.e. presently more than 3,000 services of diversified forms and the seamless connection with more than 5,000 medical institutions, which realize automatic settlement of medical expenses and “second compensation” when discharged from hospital as well as direct claim settlement.
Intelligent service	China Life deeply integrates the novel technologies like Big Data, real-time computer, face recognition, voice recognition into various service aspects that effectively improve service efficiency and customer experience. The launch of non-local e-signature breaks the time and space limitation so that customers can y effect insurance in as short as five minutes; a powerful smart adjustment engine is built to realize whole-process intelligent service and instant arrival of compensation; the intelligent electronic quick payment is introduced to provide customers in urgent need of capital with instant access to online borrowing/repayment. In the year, 2.09 million customers used the quick payment, totaling 13 million transactions and more than RMB 190 billion; by application of intelligent voice technology, the percent of incoming call completed has been uplifted by 9.77%, and the smart robots are launched in 13 key cities for automatic Q&A and intelligent guidance that make the call service and network service more efficient and convenient; we also deepens intelligent operation and maintenance and through modeling algorithms like data analysis, machine learning, etc. to perform abnormality testing and failure positioning so as to guarantee the stability and sustainability of customer service.

Case: Risk Evaluation AI Model of Serious Illness Insurance won the 1st Prize of Typical Cases of IT Construction of Insurance Industry

In 2018, China Life launched the risk evaluation AI model of serious illness insurance and applied Big Data and AI technology which breaks the limitation of life insurance settlement based on manual experience only and realizes the intelligence and automation of life insurance risk control. The risk evaluation model scans all business risks of claim settlement cases of serious illness and precisely identifies the key risks, thus optimizing the claim settlement service process and improving the settlement efficiency. For the customers admitted by hospital for serious illness, if he/she can provide full and complete information after discharged from hospital, the review of claim settlement can be finished in a day and the compensation can arrive at his/her account immediately.

Mr. Wu living in Wangdian Town, Xiuzhou District, Jiaxing, Zhejiang Province was admitted by hospital for gastrointestinal discomfort. In the afternoon of the day when discharged from the hospital, he claimed for settlement and tendered relevant medical treatment information online. Just a meal time, he received the compensation after dinner of that day.

(III)	Leading the Development of the Industry

As the industrial leader, China Life stresses the development of itself and of the insurance trade. With an open attitude, it actively involves in the formulation of state policies, gives advices to industrial rules and leads the revisions of industrial risk control norms to secure the sound development of the insurance sector.

Case: leading industrial solvency risk management

China Life plays an active role in C-ROSS phase II. It led the compilation of Solvency Regulatory Rules for Insurance Companies No. 1: Available Capital, No. 3: Evaluation of Insurance Contract Liabilities, No. 16: Solvency Report, and involved in amending No. 7: Minimum Capital for Market Risk, No. 13: Solvency Public Information Disclosure, No. 14: Solvency Information Communication and No. 15: Insurance Company Rating.

Chapter II Good Faith and Customer Foremost

Our opportunities and challenges

Goal 12: Responsible consumption and production. Industries, innovation and infrastructure

Our strategies and actions

•	Placing customers at the center, we upgraded smart systems to provide customers with user-friendly, rapid and convenient services.

•	We strengthened product innovation to satisfy customers’ needs.

•	We enhanced the protection of consumer rights and interests and paid callbacks to customers to improve customer satisfaction.

“The rapid developing financial technology has become a critical measurement for financial and insurance services. From certain perspectives, technology determines and itself is service. We need to immediately update the conventional financial and insurance ideology, keep pace with technological progress, and make technology an important driver for the high-quality development of China Life.”

— Chairman Wang Bin of China Life Insurance Company Limited

(I)	Promoting the Upgrading of Services

China Life always places its customers at the center, takes customers’ needs as the guide, makes value fulfillment as the objective, seeks breakthroughs via reform and innovation, and highlights top-level design of its service system. We accelerated the building of a technology-enabled China Life to improve technology-based service ability, and applied mobile Internet, big data, cloud computing and AI technologies to provide 7x24, one-stop, smart services and improve service effectiveness and customer experiences.

In 2018, we optimized the mobile Internet platforms China Life e-shop and China Life Insurance APP to allow more customers to access to the Company. We enhanced team building of Experience Officers to raise their service awareness and ability to settle problems. In the year, end users rated the apps with a nice improvement over the previous year.

Improving 95519 Customer Contact Center services

Social recognition

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The Center was honored the Award for the Best Customer Contact Center of China for 15 years in a row, and won seven awards including the Award for the Best Innovation Practice of Customer Contact Center of China.

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The Center always makes technical innovations to upgrade its service system and operating mode. It successfully passed the assessment and on-field review by the Customer Relations Management Committee of China Federation of IT Promotion and the Customer Contact Center Standard Committee (CCCS).

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Best Customer Contact Center of China, Best Innovation Practice of Customer Contact Center of China, Best Service Experience of Customer Contact Center of China, Best Smart Resolution of Customer Contact Center of China, 10th Anniversary Award of the Audience Call Center for the 29th Olympics Games.

Ever-upgrading staff management

•  Under the differentiated staff management structure, we intensified training on AI-based automatic operation including the “consolidated operating platform”, and produced such training materials as the skill “toolkit” and the WeChat-based lectures.

•  We enhanced the maintenance and dissemination of intelligent voice navigation and intelligent customer service knowledge systems, and converted manual customer contact services to online self-service.

Ever-innovating service mode

•  We shaped the multimedia contact system consisting of “telephone + Internet”, “online robot + online operator” and “voice response + voice robot + voice operator”.

•  We were able to provide services via telephone, China Life Insurance APP and official WeChat account.

Ever-improving service effectiveness

•  Our independently designed “consolidated operating platform” is an integration of 26 sales, service and operation systems and features standard operation shared at provincial level and smart task assignment.

•  In September 2018 when Super Typhoon Mangkhut visited China, 95519 Customer Contact Center ensured 7x24 services by appropriately allocating telephone traffic and operators.

Ever-perfecting window services

•  We organized service awareness and professional skill training courses for 95519 Customer Contact Center.

•  In 2018, the Center recorded 49,825,200 incoming calls, 97.10% of which were responded, a YoY increase of 9.77bp. It paid calls to 33.9 million or 99.99% of new policyholders within the cooling-off period, a YoY increase of 7bp. It sent 1.8 billion policy information messages, a YoY increase of 50%, 28.7% of which were sent in electronic format. The customer satisfaction rate reached 99.95%, a YoY increase of 4bp and hit a new record.

Case: 95519 Center supported the 1st CIIE

In 2018, the 1st China International Import Expo was held in the National Exhibition and Convention Center (Shanghai). China Life, the inclusive personal insurance provider for CIIE, provided in-venue accidental injury coverage for participants, visitors, the media circle, venue staff and volunteers. CIIE was an important part of the state strategy. China Life, in addition to insurance support, provided 7x24 bilingual (Chinese and English) voice navigation + online operator services in the center to dress home and foreign customers’ inquiries.

(II)	Optimizing Customer Experience

Always placing customers at the center, we spare no efforts to create more insurance values. Stressing products, processes and channels, we offer services that carry emotions and warmth, and fulfill the idea about “Good Faith and Customer Foremost” services via concrete actions. We constantly improve customer experience to meet their insurance demands.

1.	Customer services

We continued to perfect financial service scenarios, defined the idea of “Good Faith and Customer Foremost”, and optimized the smart service network. We built platforms to refine the messaging service, set up the “better, faster, more reliable” operation and service systems, and streamlined processes to improve customer experience.

Improving customer service

Smart services: We completed the telephone + Internet contact system and built fundamental platforms for cloud-based AI operation and smart knowledge base. We linked up the seven online and off-line messaging channels and introduced smart services including smart robot, smart voice navigation and e-message that significantly escalated the effectiveness in contact centers. As of the end of 2018, the contact centers had received 1,883 million calls and 78% of customers had used intelligent voice navigation. 529,500 calls were handled through intelligent self-help services and the interactions with the smart operator reached 8,576,300.

Platforms: China Life Insurance APP and China Life e-shop were interconnected to allow online connection between the Company, sales agents and customers. As of the end of 2018, the total number of registered users on China Life Insurance APP, official WeChat account and official website increased by 62.9% year-on-year.

Messaging service: We sent timely, caring service messages via SMS, our official WeChat account, China Life Insurance APP and Cloud Assistant during the life cycle of customers’ policies. As of the end of 2018, messages of 26 categories were sent via WeChat, 18 categories via China Life Insurance APP. A total 380 million e-messages were sent.

Photo: In 2018, the E-message Service Project was Awarded “2018 Typical Case of IT Development in China Insurance Industry”.

Experience analysis: We formulated the Guidelines of China Life Insurance Company Limited for the Design of Application Product Experience. The paper sets forth the principle of “user-friendliness, accuracy & conformity, respect & care, safety controllable”, and defines specific standards. We refined the evaluation process before products are launched. Through satisfaction assessment and experience assessment, we collect user comments concerning product quality and weakness to improve applicability and user-friendliness of apps.

2.	Product innovations

We segmented customer needs in response to market trends. Under the regulatory framework, we developed many products to expand product coverage and meet diverse customer demands.

Health products: we presented the China Life Happiness (Premium Version) series, and upgraded the widely received Kangning series to Kangning Lifetime (Supreme Version) to include multiple compensation for mild cases and categorized multiple compensation for critical illness. Security products: we developed the “Caifu Chuanjia” Whole Life Coverage (Dividend-Participated) to provide customers with more choices. We also designed the innovative “Quanjiafu” series which introduces family-shared coverage of critical illnesses and medical compensation.

At the first Good Insurance Products nomination, China Life Happiness (Premium Version) was awarded 2018 Most Welcomed Disease Insurance Product, and “Xinxiang Jinsheng (B)” the Most Welcomed Life Insurance Product.

3.	Enriching value-added services

We kept optimizing our service scope and present innovative service campaigns and organized diverse value-added service campaigns. In this way, we provided customers with differentiated value-added services and built up the tie with them. We sincerely upgraded our services to feedback customers and the society.

Innovative Value-Added Services

Background: In 2018, China Life upgraded its value-added service system. We presented four service programs targeted at customers of all ages, categories and preferences. This was an effective approach to meeting customers’ demand for service quality, perfecting customer relationship and improving customer satisfaction.

Quality Teenagers Program	The program aimed to help the all-round development of customers’ kids.

Healthy Family Program	It focused on the physical and mental health of customers and their family members, and aimed to help customers in appropriate way of life.

The Elite Program	It focused on mid-age and young customers’ career success, aiming to help them grow with wealth, wisdom and knowledge.

Wonderful Life Program	It centered on customers’ everyday demands for dressing, food, accommodation, trip and recreation.
Achievements:	As of the end of 2018, we organized 36,000 activities totaling 27.65 million participants.

Photo: The 8th China Life Young Painters Activity Themed “Creating Future with China Life”	Photo: Upgraded China Life Run 700 Themed “Run to the Future with China Life”
Photo: The 12th China Life Customer Festival Themed “Create Future with China Life”

(III)	Protecting Consumer Rights

Loyally observing the regulatory requirements on protecting consumer rights, we formed the consumer protection system, included consumer protection into the Company’s 13th FYP, and refined consumer protection policies. We carried out customer callback, satisfaction survey, enhanced complaint management and customer education campaigns to ensure sound consumer protection.

E-callback

Customers’ needs and our weaknesses	Needs: customers’ ever-changing interaction habits and need of rapid service. Weaknesses: customers complained that callbacks were long and dull.

Innovative service attempts	We piloted e-callback to new policyholders by means of China Life insurance APP and WeChat.

E-callback	We adopted a variety of technologies, such as WeChat binding, OCR, face recognition, e-signature and image storage/reference, to improve customer experience and tighten risk control.

Callback achievements:

•	In 2018, 32 subsidiaries launched e-callback to new policyholders. The e-callback rate reached 67.31% throughout the entire Group.

•	In 2018, the customer voluntary callback system was included into the 2017 innovation cases of China Insurance News and was presented at the Insurance Service Innovation Summit.

Photo: The Customer Voluntary Callback System was Included into the 2017

Innovation Cases of China Insurance News

Customer Satisfaction Survey: The Customer Satisfaction Survey had been made for 12 years since 2007. The third-party survey covers sales, underwriting, maintenance, claim settlement, telephone service, SMS service, VIP service and complaint service. We surveyed all service contacts and on this basis intensified service management. For the “dissatisfactory” contacts, we arranged follow-up surveys and took rectification measures. In 2018, customers’ overall satisfaction was Increased by 1.44% year-on-year, a record high since the survey was first made.

Photo: China Life Ranked “Top 100 Independent Brand of China in Public Satisfaction Since the Reform and Opening-up” Jointly Sponsored by People’s Daily and China Economic Weekly.

Handling of customer complaints We built a new customer complaint management system, promulgated the Comprehensive Scheme for Complaint Settlement which specifies the accountability and jurisdiction management principle and stresses complaint tracing and pre-warning. In 2018, our customer complaints decreased by 35.71% year-on-year. In the industry, our ranking jumped up 17 places at complaints per RMB 100 million premium, up 17 places at complaints per 10,000 insurance policies, and up 9 places at complaints per 10,000 persons.

Chapter III Remain True to Original Aspirations and Repay the Society

Our opportunities and challenges

Goal 1: No Poverty. End poverty in all its forms everywhere
Goal 3: Good health and well-being. Ensure healthy lives and promote well-being for all at all ages
Goal 4: Quality education. Ensure inclusive and equitable quality education and promote lifelong learning opportunities for all
Goal 11: Sustainable cities and communities. Make cities and human settlements inclusive, safe, resilient and sustainable

Our strategies and actions

•	Improve the poverty alleviation security system, intensify the support for poverty alleviation and assist the fight against poverty

•	Make innovations in insurance products for poverty alleviation, expand the products scope for poverty alleviation and build sustainable communities together

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Actively respond to the “Healthy China” strategy, build a health management service system, improve the construction of the massive health platform, and bring convenience and healthy life to the people.

•	Continue to carry out public welfare activities, and continuously promote the construction of harmonious communities based on social needs

“Enhance the security and improve the people’s livelihood. We must improve the system, keep the bottom line, and do a good job in all people’s livelihood work. We must put steady employment in a prominent position, and focus on solving the employment of college graduates, migrant workers, and retired military personnel. We must invest more in pre-school education, early childhood development in rural poverty-stricken areas, vocational education, etc. We must improve the endowment and healthcare system and strive to solve the problem of endowment in large cities. We must deepen the reform of the social security system, promote the national integration of pension insurance on the basis of accelerating provincial-level coordination, and include more good medicines for saving lives in medical insurance.”

— National Conference on Financial Work

(I)	Implementing Poverty Alleviation

We actively implement the strategy of the 19th CPC National Congress of “resolutely winning the fight against poverty”, firmly grip the mainline of “precise poverty alleviation, precise poverty eradication” and deeply participate in poverty alleviation work based on accuracy, timeliness, sustainability and reproducibility to meet the growing diversified insurance demand in poverty-stricken areas, make innovations in insurance products and poverty alleviation models, meet the insurance needs of the registered impoverished people, help establish and improve the social medical security system, and contribute to the country in winning the fight against poverty and building a well-off society from all aspects.

Outline of Targeted Poverty Alleviation. Seriously implement the “Opinions of CIRC and the Office of the Leading Group of Poverty Alleviation Development of the State Council on Making a Success of the Aid Given by the Insurance Industry to Poverty Alleviation”, continue to keep our high sense of social responsibility, strengthen organizational leadership, increase capital investment, and give full play to the advantages of the main business of insurance industry and assist the financial fight against poverty.

Progress in poverty alleviation. In 2018, we invested RMB 4,594.68 million in targeted poverty alleviation Including: compensations for major disease coverage for poverty-stricken population: over RMB 3 billion; compensation for the impoverished people recorded in the files and on the cards set up in all places: RMB 1.52 billion; poverty relief investment by subsidiaries’ contact points: RMB 37.95 million; donation by China Life Charity Foundation to five targeted counties (towns): RMB 36.5 million; donation for Party Membership Dues by Headquarter Party Committee to targeted Party Committees in Inner Mongolia: RMB 230,000. We also assigned 600 representatives to poverty-stricken villages.

1.	Improving Organizational Support

Organizational Structure of Targeted Poverty Alleviation. We set up the Leading Group of Poverty Alleviation Work headed by the president of the Company as leader and the vice presidents as deputy leaders. Meanwhile, an office was placed under the leading group, with the vice president as the director, the general manager of the Integrated Finance Department and the director of the office as the deputy director, and the main leaders of various departments as the members. The business poverty alleviation work is led by Integrated Finance Department, and the fixed-point poverty alleviation work is led by the office. With the setup of corresponding Leading Groups of Poverty Alleviation Work and offices, we formed a crisscross organizational support system for poverty alleviation from various aspects.

Plan of Targeted Poverty Alleviation. We further expanded and promoted the poverty alleviation insurance business, and took the lead to publish the “White Paper on Health Insurance Poverty Alleviation of China Life” in the industry, which systematically summarized the exploration, practice and experience of the company’s efforts to help poverty alleviation through health insurance in recent years, and introduced the achievements and typical cases of the provincial-level institutions in Guizhou, Sichuan, Qinghai, Yunnan and other Provinces. We vigorously promoted the major illness insurance to help poverty alleviation, actively responded to the policies issued by local governments of some provinces, optimized the design of the major illness insurance system, improved the medical security level of the poor, and gave full play to the corporate social responsibility. In addition to help poverty alleviation by giving full play to the advantages of our main business, we responded to the local government’s deployment in a timely manner by moving down the poverty alleviation focus and actively donating to the poverty alleviation contact points to facilitate education and illness treatment, enhanced cooperation with governments of all levels in poverty alleviation work, and made positive contributions to targeted poverty alleviation.

2.	Developing Insurance Products for Poverty Alleviation

Based on the needs of poverty alleviation, we have continuously improved the development of poverty alleviation products. By the end of 2018, we have put on market 37 insurance products for poverty alleviation, and formed 4 insurance series for poverty alleviation, namely, “Poverty Alleviation Insurance” Series, “Insurance for Rural Poor Families and Orphans” Series, “Wonderful Life Insurance” Series and “Petty Insurance” Series, providing security against risks in life accident, accidental injury, disability, diseases and medical care. They all featured with simple purchase of insurance, affordable premium, convenient claims and wide coverage, which reflected the social benefits of poverty alleviation.

Poverty Alleviation Insurance Series Products

Name of Insurance	Target of Poverty Alleviation	Insurance Coverage
“Poverty Alleviation Insurance” Series	• The impoverished people recorded in the files and on the cards set up in all places.

•   Focus on the accidental risks of the main labor force, the left-behind elderly and children in poverty-stricken households, and the burden of medical expenses caused by the accident, providing security against accidental death, accidental injury or disability, emergency medical treatment and hospitalization caused by accidents, etc.

•   Focus on the risks of death, major diseases and high medical expenses for the impoverished people recorded in the files and on the cards, and provide corresponding security.

“Insurance for Rural Poor Families and Orphans” Series	• The rural low-income families of classes 1 and 2, rural families of 5 guarantees and rural orphans in the targets of poverty alleviation recorded in the files and on the cards set up in Gansu.

•   Specific groups, mainly including the left-behind elderly, the elderly who lost their only child, the disabled and left-behind children. This exclusive product provides security against the risks of accidental death, accidental disability, illness-related death, and major illnesses.

“Wonderful Life Insurance” Series	• The impoverished people recorded in the files and on the cards or those satisfy the requirements of the national poverty alleviation policy .

•   Provide security against medical expenses for the impoverished people to receive medical treatment at designated medical service institutions due to accidents or diseases, or the medical expenses within the agreed scope to improve the medical security level of the impoverished people.

“Petty Insurance” Series	• Specific groups, including impoverished people, poverty alleviation loan borrowers and needy families.	• Accidental death, accidental disability, illness-related death, accidental medical treatment, additional medical care and particular diseases.

3.	Making Innovations in Poverty Alleviation Measures

We continuously innovated our poverty alleviation measures, and implemented the requirements of the CPC Central Committee and the State council on poverty alleviation by the ways of e-commerce, financial support, education and public welfare programs. In 2018, our group insurance channel provided RMB 3.47 trillion of risk security for 19.973 million impoverished people who were recorded in the files and on the cards, and provided insurance compensation for 940,500 people, with the accumulated compensation of RMB 1.13 billion; the health insurance channel provided poverty alleviation insurance for 4.7 million impoverished people who were recorded in the files and on the cards, and provided the accumulated compensation of RMB 390 million.

We entered into the poverty alleviation work of fives fixed-point poverty -stricken counties (towns), namely, Tiandeng County and Longzhou County of Guangxi Province, Yunxi County and Danjiangkou City of Hubei Province, and No. 6 Town, Chayouhou Banner, Ulaanchab City, Inner Mongolia, and participated in the establishment of the China Life (Yunxi) Education Poverty Alleviation Fund to help the local fight against poverty. By the end of 2018, we have invested RMB 88,652,800 in poverty alleviation for the five counties (towns) accumulatively.

Poverty alleviation through education In April 2018, China Life (Yunxi) Education Poverty Alleviation Fund was established in Beijing and received RMB 5 million from China Life Charity Foundation. The proceeds from the fund will be used to help the students from poor families who were recorded in the files and on the cards and study in high schools in Luxi County to solve their living and learning expenses.

Poverty alleviation through insurance Danjiangkou is a key city for poverty alleviation and development in China. In order to improve the insurance coverage of the poverty-stricken population in the city, China Life has arranged nearly RMB 2 million each year to provide security against personal accidents and major illnesses for the impoverished people since 2016, with per capita premium of RMB 20 and comprehensive insurance amount of RMB 72,000. This program effectively alleviated the problem of increasing poverty caused by accidents or major illness. It is an innovative model of China Life to help Danjiangkou, which has been widely welcomed by the Danjiangkou municipal government and the impoverished people.

Case: Millions of donations helps Ulaanchab fight against poverty

In 2018, China Life Charity Foundation signed a poverty alleviation agreement with No. 6 Town, Chayouhou Banner, Ulaanchab City, Inner Mongolia and invested RMB 15,502,800, benefiting 17,775 people of 7,038 households from 64 villages, including 1,445 impoverished people of 674 households recorded in the files and on the cards, to help No. 6 Town of Ulaanchab to fight against poverty. We have made a clear plan for poverty alleviation work based on “overall arrangement, step-by-step implementation, urgency first, and continuous progress”. In accordance with the principle of helping the more impoverished people first with the project funds and measures, we promoted the implementation of poverty alleviation measures by renovating the village appearance, improving medical facilities and providing health insurance.

•	Renovating the village appearance and improve the living environment of the people. Donated RMB 12,246,300 to dismantle old keekwilee-houses, fences, harden village roads, and repair some houses.

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Improving medical facilities to increase the health level of the masses. Donated RMB 2.01 million to No. 6 Township Hospital to purchase medical equipment. The hospital will provide a free medical examination for the impoverished people recorded in the files and on the cards every year.

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Providing insurance coverage to mitigate the masses’ pressure on seeking medical care. All the residents of the town will receive a one-year group insurance for major diseases. The registered impoverished households in the town and the households not registered in the files or on the cards will also receive an insurance of different amount. 4,010 people not recorded in the files or on the cards will receive a one-year group accident insurance and group additional medical insurance

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Improving supporting facilities for party construction and strengthen the foundation of party construction at the grassroots level. Donated RMB 230,000 to the party committee of the No. 6 Town to improve the supporting facilities for the party construction of the villages

Photo: President Su Hengxuan (right) donated funds for the village reconstruction project to the No. 6 town of Chayouhouqi, Wulanchabu City, Inner Mongolia Autonomous Region

Poverty Alleviation Plan for 2019

(I)	Further meet the diversified insurance needs for precise poverty alleviation.

(II)	Further expand the insurance coverage for poverty alleviation.

(III)	Give further play to the primary role of insurance company in poverty alleviation.

(II)	Enhancing People’s Livelihood and Well-Being

Keeping the people in mind, we adhere to protecting and improving people’s livelihood and well-being in the process of development, assist in the strengthening areas of weakness in ensuring medical care, old-age care, support to the disadvantaged, and school education for the general public, promote social fairness and justice, continuously promote people’s livelihood projects, take part in social management, and promote the harmonious development of society.

1.	Enhancing people’s livelihood security

We always give priority to the people’s livelihood, take various measures to strengthen people’s livelihood security network, build a multi-level social security system that covers the whole people, integrates urban and rural areas, and ensures appropriate and sustainable security. Through participation in urban and rural residents’ major illness insurance, long-term care insurance, basic medical services, NCMS cross-provincial settlement and other measures, we build a foundation for the happy life of the people.

By the end of 2018, we have implemented over 240 critical illness insurance programs through 31 provincial-level branches, which covered a population of over 400 million, and cumulatively paid over RMB 60 billion of critical illness compensation for over 28 million people. 70% of major illness insurance programs involved poverty alleviation. In 2018, the compensation amount of critical illness insurance for poor people exceeds RMB 3 billion.

Continue to participate in handling of Medicare business. By the end of 2018, we have undertaken the handling of more than 540 Medicare business programs through 26 provincial-level branches, covering nearly 100 million people and handling over RMB 8 billion. We cumulatively provided all types of medical settlement services for about 500 million people over the year.

Actively participating in experimental long-term care. By the end of 2018, we have accumulatively implemented 22 experiment of long-term care insurance in 11 provincial-level branches, covering over 9 million people and RMB 900 million. After the implementation of long-term nursing insurance system in China, our company responded quickly and actively assisted the local healthcare departments to make a model, forming the Chengdu Model in this regard.

Actively participating in NCMS cross-provincial settlement. We cooperated with NCMS cross-provincial settlement center to promote the non-local settlement for medical services. By the end of 2018, we accumulatively implemented NCMS cross-provincial settlement for 22,000 people. At the same time, in 2018, we expanded the cross-provincial settlement scope and launched the pilot program of cross-provincial settlement in Liaoning and Guizhou Provinces, forming a joint force of “basic medical insurance + critical illness insurance” to effectively reduce the pressure of patients on advance funds.

People’s livelihood insurance measures

Critical illness insurance

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Through the design of “Inclusive insurance for basic medical service+ special insurance for critical illness”, we provided more security for the people who have heavy burden of medical expenses, effectively solving the problem of poverty or poverty-returning caused by illness.

Long-term care insurance

•	With the tenet of “Government-led, professional operation, guaranteed profit and low profit, long-term operation”, we actively participated in the experiment of long-term care insurance work.

Insurance for the Seniors

•	Promote the insurance for the seniors and introduce the compensation cases for the masses by going to the grass roots, villages and households.

•	Enhance the publicity through media channels such as newspapers, Internet, TV and radio.

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Promote the concept of the insurance for the seniors by cooperating with the local aging office to organize the seniors spring festival, the seniors exhibition, filial piety culture construction, expert health lectures, etc.

Women’s Insurance

•	Participate in and devoted in women’s security and love donation activities.

•	By the end of 2018, our head office has accumulatively donated a total of RMB 8 million, which was used to provide the “2-Cancer” insurance and specialized assistance for poor women in the country.

Case: Realize poverty alleviation, employment and health for the women

In order to improve women’s overall quality, eliminate poor women, enhance urban and rural women’s employment and entrepreneurship, and care for women’s health, China Life Chengdu Branch cooperated with Chengdu Women’s Federation to implement the “Rongcheng Women’s Target Poverty Alleviation Action”, prepared and implemented the “Love on Fingertips—Four Sendings” activity (namely, sending skills, positions, health and insurance) in an innovative way, benefiting over 2 million women in Chengdu. The Four Sendings were widely recognized by the women and the grass-root party committees and governments, and became a beautiful card for the women’s work of Chengdu.

Photo: “Love on Fingertips—Four Sendings” Activity

Photo: The 6th “China Life Cup” Spring Festival Party for the Elderly in Jiangsu.	Photo: Qingyuan Branch Donated Money to Health and Family Planning Committee for Poor Family.

Photo: The Opening Ceremony of “Filial Conduct—Caring for Special Seniors” jointly organized by Zhejiang Branch and the Office of Senior Citizens of Guangdong Province .

2.	Promoting the construction of “Massive Health”

We actively implemented the “Healthy China 2030” Blueprint issued by the CPC Central Committee and the State Council to optimize the health service, improve health insurance and establish health environment and the massive health service platform, aiming to bringing healthy lifestyle to everyone. By the end of 2018, the number of registered users of the “China Life Massive Health” platform exceeded 6 million.

Promoting the construction progress of “Massive Health”

Establishing a management service system. We integrated online and offline quality health management service resources, and continued to promote the construction of a professional platform focused on health—“China Life Massive Health” platform.

Increasing investment in medical health Through the “China Life Massive Health” Fund, we focused on the investment in the medical and health industry, covering medical services and technology, medical information, and massive health extended industries. By the end of 2018, we cumulatively invested more than RMB 5 billion.

Enhancing the construction of service networks. Promote the active interaction between the invested enterprises and the insurance industry, and lay out the network of health management centers. Cooperate with some hospitals to provide health insurance value-added services such as quick medical treatment for insurance customers.

Case: Create a first-class health and old-age care industry chain

On March 15, 2018, China Life and Ocean Pension Management Co., Ltd. (hereinafter referred to as “Ocean Pension”) held a signing ceremony for the framework cooperation agreement. The two parties are aiming to build a first-class health and old-age care industry chain. Based on the advantages of China Life’s leading position in insurance market, professional management, institutional network, information technology, and maintenance services, and combined with the experience of Ocean Pension in the fields of assessment and identification, dementia care, and maintenance organization operations, the two parties fully support the local government’s long-term care insurance system pilot work and participate in it together to do a good job in the livelihood project for “ensuring medical care and old-age care” and contribute to the implementation of the long-term care insurance system.

Case: Help a customer’s mother free of disease suffering

The mother of a customer in Xinjiang was found out cardiac insufficiency in June 2018. The customer contacted an expert of Peking Union Medical College Hospital through the expert appointment function of the Massive Health platform. After seeing the medical record, the expert helped the patient to contact the transfer and arrange appropriate doctor and hospitalization. Finally, the customer’s mother accepted the surgery successfully. Through the Massive Health platform, the customer’s mother got free of the disease, and the customer and his family members also saved a series of expenses and unknown difficulties in the process of transfer treatment.

3.	Supporting sports development

We continue to pay attention to the sports development of China, promote the development of China’s sports industry and pass on the positive energy from sports by holding the China Life National Youth Basketball Open (NYBO), promoting the growth of Chinese tennis children, and sponsoring the China Basketball Association.

Case: Sponsoring the China Basketball Association (CBA)

China Life has fully implemented the national strategy of nationwide fitness programs, paid attention to the public health, supported the vigorous development of sports, and has become the official sponsor of the CBA for three seasons. The CBA project 2017-2018 season involved 16 provincial-level branches of China life, including Beijing, Tianjin, Shanghai, Shanxi, Liaoning, Jilin, and Jiangsu, with an average attendance rate of 52%, that of post season was 80%, and the finals reached 92%. The total number of visitors presented was nearly 1.94 million, up 12% from last season, with the average audience of 4,650.

Photo: President Su Hengxuan kicks off the men’s professional basketball game.

Case: China Life National Youth Basketball Open

2018-2019 CHINA LIFE NATIONAL YOUTH BASKETBALL OPEN is the only basketball game for children of 4-14 year olds nationwide. It features standardization, high frequency and periodicity, aiming to build an extensive, continuous and rich platform for events and sports culture exchange. With basketball as a carrier, we helped young people develop in an all-round way, and relying on the competition, we gathered basketball participants to expand the foundation of Chinese basketball pyramid. It was carried out in 40 cities including Beijing, Shanghai, Ji’nan, Kunming, Guiyang and Hohhot. NYBO will also set up an amateur basketball rating system to provide professional physical assessment and data statistics for young athletes. Grassroots coaches and referees provide a platform for competition practice to facilitate the training and output of grassroots talents in the sports industry.

Case: Chinese Tennis Children Growth Program

The Chinese Tennis Children Growth Program is a large-scale youth tennis popularization campaign jointly sponsored by the China Open and the China Soong Ching Ling Foundation. Combined sports, communication and public welfare, it is a dedicated growth platform for children. With exclusive sponsorship, China Life is the only registration and selection channel for the activity and organizes candidates selection and training camp and marketing & promotion activities jointly with the China Open Organizing Committee to select outstanding young people to participate in the China Tennis Candidates Summer Camp, China Open Event Service and Grand Slam International exchanges. With the theme of “Talent Dreams Entrusted to Me”, the event has organized candidates selection and training camps in 10 large and medium-sized cities, including Beijing, Shijiazhuang, Guangzhou, Chengdu, Changsha and Shanghai. Children who participate in the activity can not only learn relevant skills and tennis knowledge, but also rigorous training attitudes and sense of collaboration. They can exchange opinions and make friendships with their peers. It is an all-round practice of their physique, will, responsibility and friendship.

Photo: Candidates Selection and Training Camp

(III)	Carrying out Public Welfare Activities

“Spreading love and benefiting the society” is our persistent value. We have always kept “supporting charity, promoting social harmony and development” as our tenet, actively shouldered our social responsibilities, and strove to repay the society. By amending the Donation Management Measures of China Life Insurance Limited, we standardized the donation and carried out public welfare activities in various aspects such as giving financial help, poverty alleviation, disaster relief, and helping the disabled based on the advantages of our industry to promote the sustainable development of public welfare undertakings.

Data:

Supporting the development of impoverished women: In 2018, the China Life Charity Foundation donated RMB 1.0 million to the China Women’s Development Foundation to focus on the health needs of impoverished women and carry out targeted charity work, providing specialized assistance for sick women who were recorded in the files and on the cards to alleviate the problem of poverty recurrence caused by illness.

Helping children’s healthy growth: In 2018, the China Life Charity Foundation allocated RMB 2,068,200 to the orphans left by the disaster; donated RMB 1.5 million to the China Children and Teenagers’ Fund to carry out the 2018 China Life Maternal and Child Health Project, helping children grow healthy.

Concerned about special family assistance: In 2018, the China Life Charity Foundation donated RMB 10 million to the China Family Planning Association for family planning and special family (families that lose their only-child) assistance and other reproductive care projects.

Assisting poverty alleviation: In 2018, China Life Charity Foundation donated RMB 36,502,800 to Yunxi County and Danjiangkou City of Hubei Province, Tiandeng County and Longzhou County of Guangxi Province, and No. 6 Town, Chayouhou Banner, Ulaanchab City of Inner Mongolia for poverty alleviation.

Constitution of China Life Volunteers Association. China Life Volunteers Association is a non-profit internal group voluntarily organized by employees and salesmen of China Life Insurance Company Limited. The purpose is to organize and guide the volunteer service activities of the entire group, encourage employees and salesmen to provide volunteer services to the society, facilitate the building of socialist spiritual civilization, and promote the harmony and progress of enterprises and society.

Case: “Public Welfare” Volunteer Service into Community Project

In 2018, Shanghai Juyuan Xincun Community Volunteer Service Center and China Life Jiading Branch jointly launched the opening ceremony of “Public Welfare” volunteer service into the community project and volunteer service team business training activities. In order to protect the personal safety of volunteers, Jiading District provided the free insurance from China Life (Shanghai) and underwriting insurance from China Life (Jiading District) for the volunteers who registered online in real names. In the training session, staff from China Life Jiading Branch was invited to explain the insurance content, application process, and cautions of the volunteer insurance claims for the volunteer team leader in the jurisdiction.

Case: Decade of Charity “Original Aspirations and Great Love”

As soon as the Wenchuan earthquake happened on May 12, 2008, the China Life Charity Foundation announced to the society that it would provide fund to support all orphans caused by the earthquake. Afterwards, the Foundation has successively provided funds for 1,104 orphans from Wenchuan Earthquake, Yushu Earthquake, Zhouqu Mudslide and Ludian Earthquake and assumed a basic living allowance of RMB 600 per child per month until they reach the age of 18. By the end of 2018, the Foundation had paid more than RMB 47 million in support.

China Life Summer Camp of Love is one of the important contents for supporting the orphans in the disaster area. It has been successfully held for nine sessions, with nearly 400 children enjoyed pleasant and unforgettable time in Beijing, Shanghai, Xi’an, Dalian, Xiamen and Shenzhen, successively.

2018 was the 10th anniversary of the Wenchuan earthquake and the 10th anniversary of the China Life Charity Foundation’s sponsorship of earthquake orphans. The Foundation held a Review Activity for the 10th Anniversary, namely, “Original Aspirations and Great Love” – China Life’s “Supporting Orphans Project” and “Summer Camp of Love ”, summed up the public welfare footprints in the past decade, showing the project results and value of China Life of spreading love and benefiting the society.

Our public welfare footprints in the past decade

•

China Life Healthy New Villages Project: In 2007, China Life Charity Foundation donated RMB 10.75 million to the Chinese Red Cross Foundation, established 97 China Life Caritas Health Centers (Stations) and two China Life Healthy New Villages in the impoverished regions of central and western China, trained 300 rural doctors from all over the country, and provided medical assistance to 45 seriously ill patients from special poor families.

•	Major disaster donation project: Since 2008, China Life Charity Foundation has donated more than RMB 80 million to areas suffering from major natural disasters.

•

China Life Supporting Orphans Project: In 2008, the Ministry of Civil Affairs and the China Life Charity Foundation jointly launched the “Wenchuan Earthquake Orphans Support Project”, and then successively launched the “Yushu Earthquake, Zhouqu Mudslide, Ludian Earthquake Orphans Support Project”, to provide 1,104 orphans with a monthly support of RMB 600 until they reach the age of 18. By the end of 2018, a total of RMB 47 million was donated.

•

China Life Summer Camp of Love: From 2009 to 2017, 9 China Life Summer Camp of Love were held in Beijing, Shanghai, Xi’an, Dalian, Xiamen, Shenzhen, Jiangxi, Beidaihe and Changsha. The orphans from Wenchuan, Yushu, Zhouqu and Ludian earthquake spent a good time accompanied by China Life volunteers.

•

China Life Primary School donation project: Since 2009, China Life Charity Foundation has made donations to the construction of Primary Schools to poor areas, with a total donation of RMB 23.37 million.

•

Insurance Coverage Plan Caring for the Reproductive Health of Females: By the end of 2018, China Life Charity Foundation donated a total of RMB 7 million to the China Women’s Development Foundation to provide “one-stop” coverage for rural women in the prevention, examination and treatment of the “2 cancers”.

•

Family Planning Special Family Rescue and Care Project: As of the end of 2018, China Life Charity Foundation donated RMB 52 million to the China Family Planning Association for the Special Family Rescue and Care Project.

•

Hope Primary School Basketball Season Project: Since 2013, China Life Charity Foundation has accumulatively donated more than RMB 2 million to the Yao Foundation of China Youth Development Foundation to participate in the Hope Primary School Basketball Season.

•

China Life Fixed-point Poverty Alleviation Project: By the end of 2018, China Life Charity Foundation has accumulatively donated RMB 73.45 million to Yunxi County and Danjiangkou City of Hubei Province, Tiandeng County and Longzhou County of Guangxi Province for poverty alleviation. In 2018, China Life Charity Foundation donated RMB 15,502,800 to No. 6 town, Chayouhou Banner, Ulaanchab City, Inner Mongolia.

Photo: Held the 10th anniversary of China Life’s “Orphans Support Project” and “Love Summer Camp”.

Chapter IV Ecological Civilization and Green Development

Our opportunities and challenges

Goal 6: Clean water and sanitation. Ensure access to and sustainable management of water and sanitation for all
Goal 7: Affordable and clean energy. Ensure access to affordable, reliable, sustainable and modern energy for all

Our strategies and actions

•	Adhere to green operation and strive to reduce CO2 emission

•	Cultivate and promote employees’ environmental awareness and begin from ourselves

•	Save energy resources through e-office

“The modernization that we pursue is one characterized by harmonious coexistence between man and nature. In addition to creating more material and cultural wealth to meet people’s ever-increasing needs for a better life, we need also to provide more quality ecological goods to meet people’s ever-growing demands for a beautiful environment. We must adhere to the guideline of giving priority to economy, environmental protection and natural recovery, and form the spatial pattern, industrial structure, production mode and lifestyle that help to save resources and protect the environment so as to restore the tranquility, harmony and beauty of nature”.

— the 19th National Congress of the Communist Party of China

Environmental indicator data list

Energy Consumption
Gasoline consumption of the fleet(liter)	2,057,733.789
CO2 generated from the gasoline consumption of the fleet(ton)	626.08
Electric power consumption(KWh)	186,825,432.8
CO2 generated from the electric power consumption(ton)	112,842.56
Gas consumption(cubic metre)	2,170,248.16
CO2 generated from the Gas consumption(ton)	4,692.49

Water Consumption
Total office water consumption(ton)	2,206,760.62
Paper Consumption
Total office paper consumption(ton)	1,146.80
Electronic Wastes
Total amount of shredder waste	33
Total amount of fax machine waste	10
Total amount of laptops discarded	0
Greenhouse gas emission
Direct greenhouse gas emission (including the greenhouse gas emitted by all burning fuels of the entire Group)	4,692.91
Indirect greenhouse gas emission (including the greenhouse gas emitted by the electric power purchased for own use)	112,842.56
Total greenhouse gas emission	117,535.47

Explanation of the released energy data:

(1)

The disclosure data for 2018 and 2017 are not comparable: In 2017, we disclosed the data of headquarters and 9 self-owned properties;in 2018, we disclosed the data of headquarters and 21 self-owned properties.

(2)	The per capita consumption data is planned to be disclosed in 2019 after the overall data of the headquarters and 36 provincial branches are disclosed.

(3)

the “per square meter gas consumption of the entire Group” and “per square meter office water consumption of the entire Group” will not be disclosed: As the statistical data cannot be compared with the data in the previous years because the office area is reduced due to change of house property right.

(I)	Adhering to Green Operation

We strictly abide by the Provisional Measures of China Life Insurance Company Limited for Management of Energy Saving and Emission Reduction and other environmental protection rules and regulations, and standardize the use of energy based on the principle of “full participation, careful use, professional leadership, low carbon, cost control, and higher efficiency”, and continue to promote green environmental protection culture, green building and green procurement, striving to reduce the environmental impact of resource consumption in the process of operation.

Emission reduction of hazardous wastes

•

Formulate “Equipment Management Measures” to clarify the principle of energy saving and environmental protection for management of equipment and the basic conditions, methods and procedures for equipment disposal.

•	Formulate the “Information Technology Asset Management Rules” to clarify the scrapping process of IT assets

•

Recover and dispose the waste toner cartridges, ink boxes and other consumables generated in everyday office work of the headquarters through the original suppliers. Donate the computers that have reached a certain service life to the schools in poverty-stricken areas to help for their teaching work

•

Set waste battery recovery bins in the office building of the headquarters for the property office to collect and manage the waste batteries before turning them over to third-party institution for centralized disposal

•	The property office collects and manages the waste fluorescent tubes in the headquarters before turning them over to third-party institution for centralized disposal

Computer donation data:

•

Donate computers that have reached a certain service life to remote areas to help poverty alleviation: Since 2014, we have donated 100 computers to fixed-point poverty alleviation units in Yunxi County of Hubei Province, Longzhou County and Tiandeng County of Guangxi Province, Tianzhu County of Guizhou Province, etc. to help the local people solve practical difficulties; We have donated 100 computers to the education system in Huai’an County, Zhangjiakou City, Hebei Province to help solve the problem of insufficient teaching computers; and we have donated 50 computers to Xishuangbanna Prefecture of Yunnan Province, which provided strong support for the local government to establish financial service stations

Emission reduction of non-hazardous wastes. As a low-energy consumption, light-pollution and non-productive financial and insurance company, we mainly have wastes from office buildings and we don’t involve any direct discharge of wastes to water and land. The recyclable materials, e.g. waste paper and plastic bottles, that are generated in everyday office work are turned over to the third-party institution having recycling qualification for recovery and disposal

Creating green buildings

•

The Kayuan engine room of the data center and the underground data room of the Science Park are built according to the highest international T4 standard (US standard TIA-942), which not only meet the requirements of high security and reliability of the data center, but also is greener and more energy efficient. The data room of the Science Park has obtained the T4 certificate issued by UPTIME in the United States. It is the first underground data room in China that has obtained T4 certification

•

Upgrade and transform the building automation system in the office area and underground parking lot of China Life Plaza in Financial Street, switch the lighting system according to the actual demand in the office area and public areas, and switch the additional VRV air conditioning units according to the actual needs of the staff in the building, which improved the stability of the system on controlling the temperature, air supply and lighting in the building, and improved the efficiency of the use of the chiller and the transmission and distribution system, reducing the power consumption and heat consumption while ensuring the comfortable environment of the building

Energy saving and emission reduction measures

Building management system

•	Set up Energy Management Work Committee and make all-round arrangements for the overall plan of the Company for energy saving and emission reduction efforts

•

Clarify the organizational framework responsible for energy saving and emission reduction and their respective duties. Clarify the counting, analysis and reporting process of energy data in the Company and require that “the main leaders of all units shall be the No. 1 person responsible for their energy saving and emission reduction efforts to bear leadership responsibility for the efforts made in the regard

Improving energy-saving measures

•	Standardize the allocation, use, maintenance and scrapping of the measuring instruments of all units for water, power, gas and heat

•	Detail the management measures for use of power, water, fuels and office consumables

•

Replace the old servers with energy-saving ones. Compared with before, the energy consumption of unit server decreased from 10 kWh/h to 0.7 kWh/h, only 1.4% of the previous consumption under the same conditions.

•

Carry out publicity and education activities for energy saving and emission reduction and prescribe reward and punishment measures for the management of energy saving and emission reduction completed by all units

Standardizing water use links

•	Intensify water use management. Select water-saving devices, strengthen the daily maintenance thereof, regularly overhaul water supply facilities

•	Enhance water saving awareness. Control the flow rate of water faucets, turn off the faucets after use to avoid running water and long-time and drink less bottled water

•	Standardizing water-using acts. Prohibit the use of barreled mineral water to wash tea sets and hands or to water flowers

Paperless office

•	Use electronic official document as more as possible and avoid paper materials. Advocate printing on both sides to save papers

•

Promote Mobile Learning platform, carry out online training, online registration and paperless course ware. In 2018, we opened 207,000 online classes on “e-School” platform for different branches, with an average of 575 classes opened per day, which reduced the consumption of office resources and cost. Meanwhile, we provided reusable disinfection and environmental-friendly cups for offline trainees, which greatly saved the consumption of dixie cups during the operation of the training courses.

•	Meanwhile, we provided reusable disinfection and environmental-friendly cups for offline trainees, which greatly saved the consumption of dixie cups during the operation of the training courses.

Management of Suppliers Relationship

Procurement policies

Management Measures of China Life Insurance Company Limited for Centralized Procurement

Management Regulations of China Life Insurance Company Limited on Centralized Procurement

Management Measures of China Life Insurance Company Limited for Reviewers of Centralized Procurement

Supplier Management Measures of China Life Insurance Company Limited

Catalogue and Authority of China Life Insurance Company Limited for Centralized Procurement

Rules of Procedure of China Life Insurance Company Limited for Centralized Procurement Committee

Access Conditions for Suppliers

•	Legal persons, natural persons or other organizations that have full capacity for civil conduct

•	Legal persons and other organizations should provide an authentic and valid business license with unified social credit code. Natural persons should have valid identity certificate, such as ID card

•

Legal persons and other organizations should provide a commitment letter, showing they have good business reputation and financial records, and have no major violation of any law and/or regulations in recent three years

•	Have the intention to participate in the centralized procurement of the Company, promise to abide by the regulations of the Company on Management of Suppliers, and make a supplier’s statement

(II)	Implementing Electronic Service

Committed to the development and application of new technologies, we continuously deploy intelligent and mobile service networks, expand online service channels and vigorously develop electronic and paperless green offices to reduce resource consumption. We make full efforts to change the phenomenon of wasting a large amount of papers in the traditional insurance business processes and make great progress in paperless operation.

Overview of Electronic Service Data:

Paperless purchase of insurance: By the end of 2018, we realized 13.89 million of paperless insurance, leading to estimated saving of 485 tons of paper.

Self-service preservation: By the end of 2018, we processed 37.54 million preservation business affairs through online channels, transferring 53.7% of the preservation business to online processing; Through developing online services, we reduced the paper used to print the documents after counter acceptance, leading to estimated saving of 320 tons of paper.

Mobile claim settlement: By the end of 2018, we accepted nearly 3.56 million claims through mobile channel and reduced the use of paper documents after counter acceptance, leading to estimated saving of 155.43 tons of paper.

Progress of Electronic Service

Service Area	Innovated Measures	Results
Paperless purchase of insurance	• Launch air signature function to support customers to finish identity identification, ID scanning and electronic signature online through China Life Insurance APP.

•  Break through the limitations of traditional customers who need to handle all formalities on site, meeting customers’ demand for online purchase of insurance;

•  The insurance application process is more convenient, reducing the handling procedures and time for customers.

Intelligent preservation	• Launch “Easy Borrowing” business

•  Allow customers to handle several policies in the same name;

•  Easy to operate, only 3 steps to finish the borrowing by the self-service of customers;

•  Automatic review by the system and the borrowing within 100,000 can arrive at customers’ accounts in a second;

•  By the end of 2018, 98.6% of borrowing was finished by customers’ self-service through “Easy Borrowing”.

Mobile Counter

•  Comprehensively promote intelligent services of China Life e-Counter, integrate technology, procedure and scenarios to realize a PAD to be a counter, promoting the transfer of counter service of waiting for customers to mobile services.

•  Inquiry several policies by pressing one key and the rights can be seen by scanning the QR code;

•  Borrowing by several policies can be handled at one time, with the service time shortened to five minutes;

•  By the end of 2018, China Life e-Counter was applied by 9.34 million times, with the counter replacing rate of 30%.

Mobile Claim Settlement

•  Mobile Claim Settlement introduced OCR technology to identify customers’ ID and bank card, WeChat can realize air signature, and electronic acknowledgment allows customers to read and download application information.

• Mobile claim settlement is a paperless, mobile and intelligent service that is not restricted by scenario and time.

Chapter V Center on People to Realize Promising Future

Our opportunities and challenges

Goal 5: Gender equality. Gender equality is not only a fundamental human right, but a necessary foundation for a peaceful, prosperous and sustainable world.
Goal 8: Decent work and economic growth. Promote sustained, inclusive and sustainable economic growth, full and productive employment and decent work for all.

Our strategies and actions

•	Protect employees’ equality, democracy, health and other rights & interests

•	Pay attention to the balance between work and life, and carry out colorful entertainment activities

•	Emphasize caring for employees, improve the supporting system for needy employees, and intensify the assistance for the needy employees

(I)	Protecting the Rights & Interests of Employees

We strictly abided by the Labor Law of the People’s Republic of China and the Labor Contract Law of the People’s Republic of China to protect the basic rights and interests of employees. We established a unified salary system with “efficiency first and fairness”, adhered to and improved the democratic management system, paid all kinds of statutory insurance on time, and protected employees’ physical and mental health through physical examination, paid leave and fitness activities. We avoided the hiring of child laborers, adhered to equality between men and women, achieved equal pay for equal work, and fully respected the religious beliefs of employees to create a harmonious working atmosphere.

Measures for Protecting the Rights & Interests of Employees

Employees recruitment

•	Organize centralized campus recruitment and social recruitment, as well as special recruitment projects such as “Recruitment through Competition” and “Help You Fly Plan”

•

Pay more attention to the personnel employed to work at the less developed regions of the west, send a letter to the party committee of the Tibet Autonomous Region, start a special social recruitment for Tibetans, and recruit 16 Tibetan employees.

•	Provide special talent supporting policy for Hainan to attract high quality young talents through various channels

•

Provide competitive subsidies for new employees who are recruited through social recruitment, campus recruitment, and university graduate village officials and assigned to grassroots counties (districts)

Labor Remuneration

•

Establish employee remuneration management system, improve and optimize employee remuneration management system, highlight performance, and adopt a series of measures to pay more attention to salesmen, the grassroots employees and key positions to continuously improve employee remuneration guidance and motivation and restraint effects.

•

Remuneration is based on employees’ positions and ranks, while considering internal fairness and external competition, which is closely related to the Company’s operating benefits and the employees’ personal performance.

Employees’ benefits

•	In addition to statutory welfare, we provide annuity, paid leave, supplementary commercial insurance, subsidies, etc.

•

Vacation management system complies with the provisions of relevant laws and regulations. In addition to legal holidays and public holidays, employees can also enjoy annual leave, sick leave, work-related injury leave, family planning leave, home leave and other holidays.

Employees’ promotion

•	Establish three career development channels covering sales & management, function, and professional skill

•

Print and distribute Performance Management Measures for Employees of the Headquarters and Performance Management Measures for Employees of the Branches, which provide detailed description for performance appeal. If the employees appraised have objections to the performance results, they can appeal to their superiors.

Occupational health

•	Organize comprehensive physical examinations for all employees of the headquarters, special supplementary physical examinations for women and supplementary physical examinations for men over 40

•

The labor contract signed with the employees stipulates that “Party A shall provide Party B with necessary working conditions and office equipment according to national regulations and work needs, and establish sound operating procedures and labor safety and health systems”

Photo: The first meeting of the first representative assembly of the labor union of China Life Insurance Company Limited, on which the first three committees of the Company’s labor union was selected. This is a major change from the appointment system to the election system.

(II)	Promote Employees Growth

To ensure all the employees have equal training opportunity and encourage employees to grow and realize their own value, we continue to innovate the talent construction mechanism, build a mechanism system that integrates introduction, education, utilization, and retention, and prepare employee training courses based on employee growth and job requirements, create an online and offline staff training system, pay attention to the growth of employees at all levels, improve the quality of talents, and promote the integrated development of employees and the Company.

Training measures for employees

Creating “e-School” mobile learning platform

Mobile online learning. E-School (mobile learning system) is convenient for the employees of the entire group to learn online at any time anywhere. In 2018, we opened 207,000 online classes on “e-School” platform, with an average of 575 classes opened per day.

Platform-based service concept. Provide various training service tools such as micro-course columns and live broadcasts, so that all the branches and business departments can release various training resources on the system to promote the integration of training and business, and enrich the learning contents of employees.

Diversified forms of learning. Increase the learning interest of employees through rich and varied forms of learning, further enrich the learning contents of employees based on targeted job requirements, and gradually increase the annual training hours for employees.

Innovative “Practical Project Management (Sand Table)” Course

Practical training operations. In view of the large number of complex and rapidly changing project operation problems in various channels, we integrate the whole case teaching, tooling practice, and sand table simulation based on practical work to enhance the execution, thinking and integration of employees and projects’ operational effectiveness.

Scenario-based training simulation. Create real working scenarios for different departments, and help employees master the key skills of project management through flipped classroom, practical application, experience reflection, practical simulation, and tool practice.

Training measures for different employees

Training of grassroots leaders

•   Carry out three-month branch company manager training project for the candidate leaders of county (district) branch company, and systematically improve the professional operation and management ability of grassroots management through “concentrated learning + practical internship + critical mission assignment + online summary sharing + weekly experience feedback + summary and discussion”

Young Talents O2O Learning Program

•   For outstanding young talents at the grassroots level, strengthen their basic consciousness through “online knowledge learning + offline face-to-face communication + online post-training learning effect tracking”

Training of New Employees	• Help new employees fit into the Company and develop their talents as soon as possible through closed centralized training and customized grassroots practice.

Managers’ role positioning training class

•   For the new middle management, make them know their role position, enhance their communication skills and clarify their basic management responsibilities through the “pre-class assignments to collect management problems + seminars + role-playing + testing + post-training practice”

Case: Carrying out summer practice project for college students

In order to further enrich the social internship experience of the college students, China Life has been recruiting interns in summer vacation for two consecutive years, providing them with practicing opportunities in more than 20 departments and various sections (administration, sales, technology, etc.). In 2018, the headquarters took the lead to organize the 2018 college student internship program. More than 20 branch companies recruited more than 700 interns. During the internship, we not only arranged professional tutors for the students to guide their career development, but also provided them with rich internship benefits—subsidies, personal accident insurance, free breakfast and lunch on weekdays, etc. The outstanding interns who passed the evaluation have the opportunity to be employed directly in the following campus recruitment.

(III)	Caring for Employees

We actively care for the employees and their lives, think about what they think and support the needy employees, female employees and retired employees. We take various measures to protect employees’ physical and mental health, help employees with difficulties, and organize all kinds of cultural and sport activities to ensure employees can work and live happily.

1.	Supporting employees

“China Life Sending Warmth Home”. We completed the record for the needy employees in the entire group, the needy female employees as single parents, and the needy model workers, and improved the assistance mechanism based on actual situations. We established assistance mechanisms for needy employees and for the old revolutionary base areas, ethnic minorities-inhabited areas, remote areas, border areas and poverty-stricken areas. By the end of 2018, the labor union of the headquarters has subsidized 300 needy employees, 100 employees with special difficulties, with a total subsidy of RMB 1 million, and subsidized RMB 300,000 for the old revolutionary base areas, ethnic minorities-inhabited areas, remote areas, border areas and poverty-stricken areas. In the first half of 2018, the labor unions at all levels of the Company visited more than 3,600 needy employees during the New Year’s Day and Spring Festival, and distributed nearly RMB 9 million for condolences.

Caring for female employees. We carried out a series of activities, such as the video lecture about women’s “Health, Charm and Happiness” on March 8. We established women’s cultural and sports clubs to organize art, bodybuilding, cultural life and other activities. We organized collective activities for female employees at various festivals and important anniversaries to improve their physical and mental health and happiness index and enhance their art awareness. We collected and publicized the deeds of advanced female employees to promote the vigorous and confident image of China Life’s female employees. We continuously promote the physical and mental health, family building and career development of female employees.

Case: Hong Mei attended the 12th National Women’s Congress of China on behalf of China Life

The 12th National Women’s Congress of China was held in Beijing on October 29, 2018. Hong Mei, Vice General Manager of Strategy and Marketing Department of China Life, attended the meeting as the first women representative from China Life.

Photo: Hong Mei Attended the 12th National Women’s Congress of China on behalf of China Life

Photo: Female Employees’ Floristry Activity

2.	Improving work vitality

We integrated the concept of balanced work and life into the employee management, built a communication platform to help employees develop amateur hobbies, and encouraged employees to participate in various cultural activities to enrich the entertainment life of employees after stressful work, effectively enhancing employees’ cohesion and cultivating the cultural atmosphere of harmony and unity.

Case: “Strive to be China Life Craftsman and Contribute to the Company’s Development”

In order to serve the Company’s high-quality development, we encourage all employees to improve their working skills, and advocate and promote the spirit of craftsmanship throughout the entire Group, encouraging everyone to continuously improve their ability according to the standards of craftsman in their respective sector and strive to be a China Life craftsman. We carried out various skill competitions, promoted innovative offices, and created a batch of model workers and craftsman innovation offices in the Group from bottom up.

In 2018, a total of 20 craftsman standards were created for different sectors and all provincial-level branches had detailed implementation plans. A total of 61 skill competitions were proposed by 31 provincial-level branches, and 8 competitions were approved by the Company’s party committee. A total of 98 Innovative offices were proposed by labor unions of 22 provincial-level branches, involving 14 sectors.

Case: Carrying out Reading Activities to Inherit the National Culture

In order to inherit the national culture and promote the corporate culture of China Life, in 2018, China Life launched the reading activity “Reading—Growing with China Life”, calling on the employees to increase their wisdom, quality and talents through reading. We specified the must-read books, and the labor unions at all levels also recommended some books for the employees to read in light of the current situation. We carried out various forms of reading activities, such as classic reading, book report, a letter, keynote speeches, etc., to stimulate employees’ enthusiasm for reading. We built a learning and sharing platform, the labor unions at all levels made innovation in reading forms, and opened an online reading room to encourage everyone to insist on reading a book every month, write book report, etc., which was highly praised by employees.

Photo: The First “Passionate China Life” Table Tennis Competition with the Theme of “Sports, Excitement and Exceeding”	Photo: Party Building Activity

Photo: The Good Voice Skill Competition

Table of KPI

Economic Performance[12]	2016	2017	2018
Premium Income (in RMB 100 million)	4,304.98	5,119.66	5,358.26

Total Assets (in RMB trillion)	2.7	2.9	3.25

EPS (basic and diluted) (in RMB)	0.66	1.13	0.39
Net profits attributable to shareholders (in RMB 100 million )	191.27	322.5	113.95
Claim settlement service (10,000 person-time)	863	1,112	1,429
Claim settlement payment (in RMB million)	205,143	198,088	174,439
Number of customers for maturity benefit payment (person)	4,598,624	4,022,910	2,449,816
Maturity benefit payment (in RMB 100 million)	1,351.16	1,120.93	747.38

Environmental Performance[13]	2016	2017	2018
Gasoline consumption of the fleet (L)	—	320,462.18	2,057,733.79
Electric power consumption (KWh)	—	26,658,946.07	186,825,432.8
Total office paper consumption (ton)	—	237.26	1,146.80
Total office water consumption (ton)	—	605,681.29	2,206,760.62
Gas consumption (cubic meter)	—	—	2,170,248.16
Total greenhouse gas emission (ton)	—	17,113.07	117,535.47

[12]	For more economic performance indicators, please refer to 2018 Annual Report of China Life Insurance Company Limited.
[13]

In 2017, we disclosed the data of headquarters and 9 self-owned properties; in 2018, we disclosed the data of headquarters and 21 self-owned properties. For more economic performance indicators, please refer to Chapter IV Ecological Civilization and Green Development

Social Performance	2016	2017		2018
Customer service satisfaction (%)	8.86	9.04		9.17
Complaints of every RMB 100 million of premium	0.80	2.26	[14]	1.39
Complaints per 10,000 insurance policies	0.16	0.41		0.26
Complaints per 10,000 persons	—	0.05		0.04
R&D of new products (Nos)	34	130	[15]	231	[16]
Number of suppliers taking part in centralized procurement	—	—		8569
Sales persons (in 10,000)	181.4	202.5		177.2
Total number of employees (person)	98,505	100,920		101,335
Proportion of employees aged 35 or below (%)	42.74	42.92		41.94
Proportion of female employees (%)	57.46	57.50		57.01
Coverage rate of orientation of new employees (%)	96	96		100
Coverage rate of employee training (%)	92	97.53		100
Training coverage rate of senior executives (%)	100	98.86		100
Average duration of employee training (hour)	101.5	126.88		122.28
Training hours of mid- & high-level management (hour)	151.7	147.58		149.6
Training hours of general employees (hour)	116	125.26		138.5
Number of full-time lecturers of the entire Group (person)	1,712	2,053		2,189
Number of part-time lecturers of the entire Group (person)	72,615	169,684		179,121
Online courseware (piece)	801	1,165		3,261
Person-times of online learning (in 10,000)	768.93	544.91		703.4
Person-times of online tests (in 10,000)	100.16	134.39		80.5
Ratio of payment for social insurance[17] (%)	100	100		100
Investment in targeted poverty alleviation (in RMB 10,000)	—	9,440		459,468	[18]
External donations made by China Life Charity Foundation (in RMB 10,000)	3,472.74	4,013.78		5,344.82
Total amount of charitable donations (in RMB 100 million)	1.42	1.66		1.93
Orphan support funds (in RMB 10,000)[19]	347.16	233.49		206.82

[14]	China Insurance Regulatory Commission changed statistical policy in 2017, so the data of complaints of every RMB 100 million of premium of 2017 was gathered according to the new policy.
[15]	New products and modified products in 2017
[16]	New products and modified products in 2018
[17]	Employees with contract
[18]

Including: compensations for major disease coverage for poverty-stricken population: over RMB 3 billion; compensation for the impoverished people recorded in the files and on the cards set up in all places: RMB 1.52 billion; poverty relief investment by subsidiaries’ contact points: RMB 37.95 million; donation by China Life Charity Foundation to five targeted counties (towns): RMB 36.5 million; donation for Party Membership Dues by Headquarter Party Committee to targeted Party Committees in Inner Mongolia: RMB 230,000.

[19]

China Life Charity Foundation has successively provided funds for 1,104 orphans from Wenchuan Earthquake, Yushu Earthquake, Zhouqu Mudslide and Ludian Earthquake until they reach the age of 18. As time goes by, and these orphans grow up, the support funds will decrease year by year.

Statistical Table of China Life for Targeted Poverty Alleviation in 2018

In RMB 10,000

Indicators	Quantity & Implementation

I. General

Including: 1. Funds	459,468[20]

2. Materials converted to cash	859

3. Number of registered impoverished people relieved from poverty under the help offered (person)	29,931

II. Investment Breakdown

1. Poverty alleviation through industrial development

Including: 1.1 Type of industrial projects for poverty alleviation

✓ Poverty alleviation through agriculture and forestry industry

☐ Poverty alleviation through tourism

✓ Poverty alleviation through e-commerce

☐ Poverty alleviation through asset income

☐ Poverty alleviation through science & technology

✓ Other

1.2 Number of industrial projects for poverty alleviation	302

1.3 Amount of investment in industrial projects for poverty alleviation	1,467

1.4 Number of registered impoverished people relieved from poverty under the help offered (person)	15,921

2. Poverty alleviation through transferred employment

Including: 2.1 Amount of investment in occupational skill training	34.94

2.2 Number of people receiving occupational skill training (person/time)	3,855

2.3 Number of registered impoverished people getting employed under the help offered (person)	1,085

3. Poverty alleviation through education

Including: 3.1 Amount of investment in financing needy students	670

3.2 Number of students financed (person)	2,185

3.3 Amount of investment in improving the education resources in poverty-stricken areas	103

4. Poverty alleviation through health

4.1 Amount of investment in the medical and health resources of poverty-stricken areas	201

5. Poverty alleviation through society

Including: 5.1 Amount of investment in fixed-point poverty alleviation	3,650

[20]

Including: compensations for major disease coverage for poverty-stricken population: over RMB 5 billion; compensation for the impoverished people recorded in the files and on the cards set up in all places: RMB 1.52 billion; poverty relief investment by subsidiaries’ contact points: RMB 37.95 million; donation by China Life Charity Foundation to five targeted counties (towns): RMB 36.5 million; donation for Party Membership Dues by Headquarter Party Committee to targeted Party Committees in Inner Mongolia: RMB 230,000.

6. Other projects

Including: 6.1 Amount of investment	452,000[21]

III. Awards (nature and level)

“Insurance for rural poor families and orphans in Gansu” and Ningxia Poverty Alleviation Insurance of China Life were successfully included into the first Top Ten Insurance Company Contributed Most to Poverty Alleviation in 2018.

China Life was included as the Pioneer in Targeted Poverty Alleviation in the List of 2018 Outstanding Poverty Alleviation Pioneers through Finance by China Internet News Center.

[21]

Including: compensations for major disease coverage for poverty-stricken population: over RMB 3 billion; compensation for the impoverished people recorded in the files and on the cards: RMB 1.52 billion;

Indicators of the Global Reporting Initiative’s Sustainability Reporting Guidelines

Serial #	Indicators of the Global Reporting Initiative’s Sustainability Reporting Guidelines	Notes

102-1	Name of the organization	About Us

102-2	Activities, brands, products, and services	About Us

102-3	Location of headquarters	About Us

102-4	Location of operations	About Us

102-5	Ownership and legal form	About Us

102-6	Markets served	About Us

102-7	Scale of the organization	About Us

102-8	Information on employees and other workers	About Us

102-9	Supply chain	Adhering to Green Operation

102-10	Significant changes to the organization and its supply chain	Adhering to Green Operation

102-11	Precautionary Principle or approach	Risk Management and Compliance

102-12	External initiatives	SDGs

102-13	Membership of associations	Honors

102-14	Statement from senior decision-maker	Message from Chairman

102-15	Key impacts, risks, and opportunities	Message from Chairman

102-16	Values, principles, standards, and norms of behavior	Responsibility Management

102-17	Mechanisms for advice and concerns about ethics	Responsibility Management

102-18	Governance structure	Corporate Governance

102-19	Delegating authority	Corporate Governance

102-20	Executive-level responsibility for economic, environmental, and social topics	Corporate Governance

102-21	Consulting stakeholders on economic, environmental, and social topics	Identification of Substantive Topics Communication with Stakeholders

102-22	Composition of the highest governance body and its committees	Corporate Governance

102-23	Chair of the highest governance body	Corporate Governance

102-24	Nominating and selecting the highest governance body	Please refer to the annual report of China Life

102-25	Conflicts of interest	Please refer to the annual report of China Life

102-26	Role of highest governance body in setting purpose, values, and strategy	Corporate Governance

102-27	Collective knowledge of highest governance body	Concept of Social Responsibility

102-28	Evaluating the highest governance body’s performance	Please refer to the annual report of China Life

102-29	Identifying and managing economic, environmental, and social impacts	Identification of Substantive Topics

102-30	Effectiveness of risk management processes	Corporate Governance

102-31	Review of economic, environmental, and social topics	Identification of Substantive Topics

102-32	Highest governance body’s role in sustainability reporting	Corporate Governance

102-33	Communicating critical concerns	Communication with Stakeholders

102-34	Nature and total number of critical concerns	Identification of Substantive Topics

102-35	Remuneration policies	Please refer to the annual report of China Life

102-36	Process for determining remuneration	Please refer to the annual report of China Life

102-37	Stakeholders’ involvement in remuneration	Please refer to the annual report of China Life

102-38	Annual total compensation ratio	Please refer to the annual report of China Life

102-39	Percentage increase in annual total compensation ratio	Please refer to the annual report of China Life

102-40	List of stakeholder groups	Communication with Stakeholders

102-41	Collective bargaining agreements	Not yet disclosed

102-42	Identifying and selecting stakeholders	Communication with Stakeholders

102-43	Approach to stakeholder engagement	Communication with Stakeholders

102-44	Key topics and concerns raised	Communication with Stakeholders

102-45	Entities included in the consolidated financial statements	Please refer to the annual report of China Life

102-46	Defining report content and topic Boundaries	Identification of Substantive Topics

102-47	List of material topics	Identification of Substantive Topics

102-48	Restatements of information	About the Report

102-49	Changes in reporting	About the Report

102-50	Reporting period	About the Report

102-51	Date of most recent report	About the Report

102-52	Reporting cycle	About the Report

102-53	Contact point for questions regarding the report	Feedback Form

102-54	Claims of reporting in accordance with the GRI Standards	About the Report

102-55	GRI content index	GRI index

102-56	External assurance	None

103-1	Explanation of the material topic and its Boundary	Identification of Substantive Topics

103-2	The management approach and its components	Identification of Substantive Topics

103-3	Evaluation of the management approach	Identification of Substantive Topics

201-1	Direct economic value generated and distributed	Direct economic value generated and distributed

201-2	Financial implications and other risks and opportunities due to climate change	Financial implications and other risks and opportunities due to climate change

201-3	Defined benefit plan obligations and other retirement plans	Defined benefit plan obligations and other retirement plans

201-4	Financial assistance received from government	Not yet disclosed

202-1	Ratios of standard entry level wage by gender compared to local minimum wage	Not yet disclosed

202-2	Proportion of senior management hired from the local community	Not yet disclosed

203-1	Infrastructure investments and services supported	Supporting State Strategies

203-2	Signifiant indirect economic impacts	Economic Performance

204-1	Proportion of spending on local suppliers	Social Performance

205-1	Operations assessed for risks related to corruption	Not yet disclosed

205-2	Communication and training about anti-corruption policies and procedures	Risk Management and Compliance

205-3	Confirmed incidents of corruption and actions taken	Not yet disclosed

206-1	Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	Not applicable

301-1	Materials used by weight or volume	Economic Performance

301-2	Recycled input materials used	Not applicable

301-3	Reclaimed products and their packaging materials	Not applicable

302-1	Energy consumption within the organization	Economic Performance

302-2	Energy consumption outside of the organization	Economic Performance

302-3	Energy intensity	Economic Performance

302-4	Reduction of energy consumption	Economic Performance

302-5	Reductions in energy requirements of products and services	Implementing Electronic Service

303-1	Interactions with water as a shared resource	Not applicable

303-2	Management of water discharge-related impacts	Not applicable

303-3	Water withdrawal	Adhering to Green Operation

304-1	Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas	Not applicable

304-2	Significant impacts of activities, products, and services on biodiversity	Adhering to Green Operation

304-3	Habitats protected or restored	Not applicable

304-4	IUCN Red List species and national conservation list species with habitats in areas affected by operations	Not applicable

305-1	Direct (Scope 1) GHG emissions	Economic Performance

305-2	Energy indirect (Scope 2) GHG emissions	Economic Performance

305-3	Other indirect (Scope 3) GHG emissions	Economic Performance

305-4	GHG emissions intensity	Not yet disclosed

305-5	Reduction of GHG emissions	Economic Performance

305-6	Emissions of ozone-depleting substances (ODS)	Not yet disclosed

305-7	Nitrogen oxides (NOX), sulfur oxides (SOX), and other significant air emissions	Not yet disclosed

306-1	Water discharge by quality and destination	Not applicable

306-2	Waste by type and disposal method	Adhering to Green Operation

306-3	Significant spills	Not applicable

306-4	Transport of hazardous waste	Not applicable

306-5	Water bodies affected by water discharges and/or runoff	Not applicable

307-1	Non-compliance with environmental laws and regulations	Not applicable

308-1	New suppliers that were screened using environmental criteria	Adhering to Green Operation

308-2	Negative environmental impacts in the supply chain and actions taken	Adhering to Green Operation

401-1	New employee hires and employee turnover	Protecting the Rights & Interests of Employees

401-2	Benefis provided to full-time employees that are not provided to temporary or part-time employees	Protecting the Rights & Interests of Employees

401-3	Parental leave	Protecting the Rights & Interests of Employees

402-1	Minimum notice periods regarding operational changes	Not yet disclosed

403-1	Occupational health and safety management system	Not yet disclosed

403-2	Hazard identification, risk assessment, and incident investigation	Not yet disclosed

403-3	Occupational health services	Not applicable

403-4	Worker participation, consultation, and communication on occupational health and safety	Protecting the Rights & Interests of Employees

404-1	Average hours of training per year per employee	Promote Employees Growth

404-2	Programs for upgrading employee skills and transition assistance programs	Promote Employees Growth

404-3	Percentage of employees receiving regular performance and career development reviews	Promote Employees Growth

405-1	Diversity of governance bodies and employees	Protecting the Rights & Interests of Employees

405-2	Ratio of basic salary and remuneration of women to men	Protecting the Rights & Interests of Employees

406-1	Incidents of discrimination and corrective actions taken	Not applicable

407-1	Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	Not applicable

408-1	Operations and suppliers at significant risk for incidents of child labor	Not applicable

409-1	Operations and suppliers at significant risk for incidents of forced or compulsory labor	Not applicable

410-1	Security personnel trained in human rights policies or procedures	Not yet disclosed

411-1	Incidents of violations involving rights of indigenous peoples	Not applicable

412-1	Operations that have been subject to human rights reviews or impact assessments	Not yet disclosed

412-2	Employee training on human rights policies or procedures	Not yet disclosed

412-3	Significant investment agreements and contracts that include human rights clauses or that underwent human rights screening	Not yet disclosed

413-1	Operations with local community engagement, impact assessments, and development programs	Not yet disclosed

413-2	Operations with signifiant actual and potential negative impacts on local communities	Not applicable

414-1	New suppliers that were screened using social criteria	Adhering to Green Operation

414-2	Negative social impacts in the supply chain and actions taken	Adhering to Green Operation

415-1	Political contributions	Not yet disclosed

416-1	Assessment of the health and safety impacts of product and service categories	Not applicable

416-2	Incidents of non-compliance concerning the health and safety impacts of products and services	Not applicable

417-1	Requirements for product and service information and labeling	Not yet disclosed

417-2	Incidents of non-compliance concerning product and service information and labeling	Not yet disclosed

417-3	Incidents of non-compliance concerning marketing communications	Not yet disclosed

418-1	Substantiated complaints concerning breaches of customer privacy and losses of customer data	Protecting Consumer Rights

419-1	Non-compliance with laws and regulations in the social and economic area	None

ESG Index

Environmental	Serial #	”Comply or explan” Provisions	Notes

Emissions	A1	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.	Ecological Civilization and Green Development
	A1.1	The types of emissions and respective emissions data.	Environmental indicator data list
	A1.2	Greenhouse gas emissions in total (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Environmental indicator data list
	A1.3	Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Environmental indicator data list
	A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Environmental indicator data list
	A1.5	Description of measures to mitigate emissions and results achieved.	Ecological Civilization and Green Development
	A1.6	Description of how hazardous and non-hazardous wastes are handled, reduction initiatives and results achieved.	Ecological Civilization and Green Development

Use of Resources	A2	Policies on the efficient use of resources (including energy, water and other raw materials).	Ecological Civilization and Green Development
	A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in ‘000s) and intensity (e.g. per unit of production volume, per facility).	Environmental indicator data list
	A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility).	Environmental indicator data list
	A2.3	Description of energy use efficiency initiatives and results achieved.	Ecological Civilization and Green Development
	A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency initiatives and results achieved.	Not applicable
	A2.5	Total packaging material used for finished products (in tonnes) and (if applicable) with reference to per unit produced.	Not applicable

Environment and Natural Resources	A3	Policies on minimizing the issuer’s significant impact on the environment and natural resources.	Ecological Civilization and Green Development
	A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	Ecological Civilization and Green Development

Social	Serial #	”Comply or explan” Provisions

Employment	B1	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, holidays and vacations, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.	Protecting the Rights & Interests of Employees
	B1.1	Total workforce by gender, employment type, age group and geographical region.	Table of KPI
	B1.2	Employee turnover rate by gender, age group and geographical region.	The Company currently sees a rather low employee turnover rate, and no statistics are available yet regarding the employee turnover rate by gender, age group and geographical region

Health and Safety	B2	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.	Protecting the Rights & Interests of Employees
	B2.1	Number and rate of work-related fatalities.

The Company is a financial service type business,

and the number of work-related fatalities is rather small. Thus no statistics are available yet regarding the number and rate of work-related fatalities

	B2.2	Lost days due to work injury.	The Company is a financial service type business, and the number of work injuries is rather small.Thus no statistics are available yet regarding the lost days due to work injury
	B2.3	Description of occupational health and safety measures adopted, how they are implemented and monitored.	Protecting the Rights & Interests of Employees

Development and Training	B3	Policies on improving employees’ knowledge and skills for discharging duties at work. Description of training activities.	Promote Employees Growth
	B3.1	Percentage of employees trained by gender and employee category (e.g. senior management, middle management).	Table of KPI
	B3.2	The average training hours completed per employee by gender and employee category.	Table of KPI

Laboure Standards	B4	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labour.	Protecting the Rights & Interests of Employees
	B4.1	Description of measures to review employment practices to avoid child and forced labour.	Protecting the Rights & Interests of Employees
	B4.2	Description of steps taken to eliminate such practices when discovered.	Not applicable

Supply Chain Management	B5	Policies on managing environmental and social risks of the supply chain.	Adhering to Green Operation
	B5.1	Number of suppliers by geographical region.	Table of KPI
	B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, how they are implemented and monitored.	Adhering to Green Operation

Product Responsibility	B6	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress.	Protecting Consumer Rights
	B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	Not applicable
	B6.2	Number of products and service related complaints received and how they are dealt with.	Protecting Consumer Rights
	B6.3	Description of practices relating to observing and protecting intellectual property rights.	Reinforcing Compliant Operation
	B6.4	Description of quality assurance process and recall procedures.	Not applicable
	B6.5	Description of consumer data protection and privacy policies, how they are implemented and monitored.	Protecting Consumer Rights

Anti-corruption	B7	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.	Reinforcing Compliant Operation
	B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	Not applicable
	B7.2	Description of preventive measures and whistle-blowing procedures, how they are implemented and monitored.	Risk Management and Compliance

Community Investment	B8	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities’ interests.	Good Faith and Customer Foremost
	B8.1	Focus areas of contribution (e.g. education, environmental concerns, labour needs, health, culture, sport).	Good Faith and Customer Foremost
	B8.2	Resources contributed (e.g. money or time) to the focus area.	Statistical Table of China Life for Targeted Poverty Alleviation in 2018

About the Report

Time Range of the Report

From January 1 to December 31, 2018, with part of the content in excess thereof.

This is an annual report and also the 12th social responsibility report released by China Life Insurance Co., Ltd.

Organizations Covered by the Report

China Life Insurance Co., Ltd. and all its branches and subsidiaries.

Notes on the Data of the Report

The financial data used herein are sourced from the audited Annual Report of China Life for the Year 2018; other data are sourced from the internal documents of China Life and relevant statistics; part of the content and data are traced back to previous years as appropriate.

Reference Standards of the Report

Guiding Opinions of CBRC on Fulfillment of Social Responsibility by the Insurance Industry

SEHK Environmental, Social and Governance Reporting Guide (2016)

ISO Guidance on Social Responsibility (2010) (ISO26000)

Sustainable Development Reporting Guidelines of the Global Reporting Initiative (GRI4.0)

Notes on Appellation

To facilitate expression, “China Life Insurance Co., Ltd.” is referred to in this Report as “China Life”, “we” or “Company”.

Language Versions of Report

This report is available in 3 versions: simplified Chinese, traditional Chinese and English. In case of any inconsistency in the understanding of any content, the version in Simplified Chinese shall prevail.

How to obtain the report

The report is released in printed version and online version. The latter is available from the official website of the Company (www.e-chinalife.com), the website of Shanghai Stock Exchange (www.sse.com.cn) and the website of SEHK (www.hkex.com.hk).

Feedback Form

Dear Reader,

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Open-ended question

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You may give us your feedback in the way as described below:

Tel.: +86-10-63631221

Fax: +86-10-66575112

Email: shenhuiying@e-chinalife.com

Address: F12 Tower A, China Life Plaza, No. 16, Finance Street, Xicheng District, Beijing

Zip Code: 100033